Filed Pursuant to Rule 424(b)(5)
Registration No. 333-164097

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JANUARY 11, 2010
6,000,000 Shares

Dollar Financial Corp.
Common Stock

We are offering 6,000,000 shares of common stock.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “DLLR.” The last reported sale price on the NASDAQ Global Select Market on April 7, 2011 was $21.33 per share.

The underwriters have an option to purchase a maximum of 900,000 additional shares to cover over-allotment of shares.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-7 of this prospectus supplement and the risks set forth under “Item 1A. Risk Factors” included in our most recent Annual Report on Form 10-K, which is incorporated by reference in the accompanying prospectus.

		Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	Issuer

Per Share	$20.75	$1.14125	$19.60875
Total	$124,500,000	$6,847,500	$117,652,500

Delivery of the shares of common stock will be made on or about April 13, 2011.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse
Nomura
Societe Generale
JMP Securities
Piper Jaffray
Roth Capital Partners
Stephens Inc.
Knight/Houlihan Lokey

The date of this prospectus supplement is April 7, 2011.

TABLE OF CONTENTS
Prospectus Supplement

Prospectus

About This Prospectus	2
Where You Can Find More Information	2
Incorporation of Certain Documents by Reference	3
Forward-Looking Statements	4
About Dollar Financial Corp.	5
Risk Factors	5
Use of Proceeds	5
Ratio of Earnings to Fixed Charges	5
General Description of Securities We May Offer	5
Description of Capital Stock	6
Description of Debt Securities	8
Description of Warrants	10
Description of Units	11
Plan of Distribution	12
Legal Matters	13
Experts	13

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus, provides more general information. Generally, when we refer to this prospectus, we are referring to both parts of this document combined together with all documents incorporated by reference. To the extent there is a conflict between the information contained in this prospectus supplement or any “free writing prospectus” that we may authorize to be delivered to you, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference therein, on the other hand, you should rely on the information in this prospectus supplement or such free writing prospectus, as the case may be, provided that, if any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in the accompanying prospectus — the statement in the document having the later date modifies or supersedes the earlier statement.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference in this prospectus supplement or the accompanying prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus, including the documents we have referred you to in the section entitled “Where You Can Find More Information” below in this prospectus supplement and the accompanying prospectus and any “free writing prospectus” that we may authorize to be delivered to you.

MARKET AND INDUSTRY DATA

The data included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein regarding markets and ranking, including the size of certain markets and our position and the position of our competitors within these markets, are based on our own internal reports and estimates, as well as reports of government agencies, published industry sources and other sources we believe to be reliable, such as the Financial Service Centers of America, or FiSCA. While we believe that these studies and reports and our own research and estimates are reliable and appropriate, neither we nor the underwriters have independently verified such data and neither we nor the underwriters make any representations as to the accuracy of such information.

S-ii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain or incorporate by reference certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of Securities Exchange Act of 1934, as amended, or the Exchange Act, and other applicable securities legislation, regarding, among other things, potential expansion of our business (through acquisitions or otherwise), anticipated improvements in operations, our plans, earnings, cash flow and expense estimates, strategies and prospects, both business and financial. All statements other than statements of current or historical fact contained in this prospectus supplement and the accompanying prospectus are forward-looking statements. The words “believe,” “expect,” “anticipate,” “should,” “plan,” “will,” “may,” “intend,” “estimate,” “potential,” “continue” and similar expressions, as they relate to us, are intended to identify forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events, financial trends, litigation and industry regulations that we believe may affect our financial condition, results of operations, business strategy and financial needs. They can be affected by inaccurate assumptions, including, without limitation with respect to risks, uncertainties, anticipated operating efficiencies, the general economic conditions in the markets in which we operate, new business prospects and the rate of expense increases. In light of these risks, uncertainties and assumptions, the forward-looking statements in, or incorporated by reference into, this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. Additional factors that could materially alter such forecasts and forward-looking statements include but are not limited to:

•	our ability to generate a sufficient amount of cash to service our indebtedness and fund our operations;

•	our ability to manage changes in applicable laws and regulations governing consumer protection, lending and other practices;

•	our ability to manage risks inherent in an international operation, including foreign currency fluctuation;

•	the consequences of the continued U.S. and global financial crisis and the accompanying worldwide recession and the impact on the markets we serve;

•	our ability to sustain demand for our products and services;

•	our ability to manage our growth effectively;

•	potential outcomes of our current and future litigation;

•	our ability to effectively compete in the financial services industry and maintain our share of the market;

•	our ability to effectively manage any changes in foreign tax and political and economic conditions;

•	our ability to successfully integrate newly acquired businesses into our operations;

•	our ability to compete in light of technological advances; and

•	our ability to safeguard against employee error and theft.

You should read this prospectus supplement and the accompanying prospectus and the documents that we reference herein and therein, as well as the exhibits filed with or incorporated by reference in the registration statement of which this prospectus supplement and the accompanying prospectus form a part, the Registration Statement, completely and with the understanding that our actual future results may be materially different from what we expect. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement or the accompanying prospectus, respectively. Our business, financial condition, results of operations and prospects may change. We may not update these forward-looking statements, even though our situation may change in the future, unless we have obligations under the federal securities laws to update and disclose material developments related to previously disclosed information. We qualify all of the information presented in this prospectus supplement and the accompanying prospectus, and particularly our forward-looking statements, by these cautionary statements.

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about us and this offering. This information is not complete and does not contain all of the information that you should consider before investing in our common stock. You should carefully read in its entirety this prospectus supplement and the accompanying prospectus, including the “Risk Factors” section beginning on page S-7 of this prospectus supplement and the financial statements and the other information incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision.

Unless the context otherwise requires, as used in this prospectus supplement, (i) the terms “Dollar,” “DFC,” the “Company,” “we,” “us,” “our” and similar names refer to Dollar Financial Corp. and its subsidiaries, (ii) the term “Dollar Financial UK” refers to Dollar Financial U.K. Limited, our wholly-owned subsidiary, and (iii) “fiscal year” and “fiscal” refer to the twelve-month period ended on June 30 of the specified year. On January 10, 2011, Dollar Financial Corp. announced a three-for-two stock split on all shares of its common stock. The stock split was distributed on February 4, 2011 in the form of a stock dividend to all stockholders of record on January 20, 2011. Except where otherwise indicated, all share and per share amounts presented in this prospectus supplement (but not the accompanying prospectus) have been retroactively adjusted to give effect to the stock split.

Dollar Financial Corp.

We are a leading international diversified financial services company serving primarily unbanked and under-banked consumers. Through our retail storefront locations as well as by other means, such as via the Internet, we provide a range of consumer financial products and services in seven countries—Canada, the United Kingdom, the United States, the Republic of Ireland, Poland, Sweden and Finland—to customers who, for reasons of convenience and accessibility, purchase some or all of their financial services from us rather than from banks and other financial institutions. We believe that our customers, many of whom receive income on an irregular basis or from multiple employers, are drawn to our convenient neighborhood locations and Internet sites, extended operating hours and high-quality customer service.

Our products and services, principally our short-term consumer loans, check cashing services, secured pawn loans and gold buying services, provide customers with immediate access to cash for living expenses or other needs. We strive to offer our customers additional high-value ancillary services, including Western Union® money order and money transfer products, electronic tax filing, reloadable prepaid VISA® and MasterCard® debit cards, foreign currency exchange and prepaid local and long-distance phone services. Through our branded Military Installment Loan and Education Services, or MILES®, program offered by our Dealers’ Financial Services, LLC subsidiary, which we acquired in December 2009, we also provide fee-based services to enlisted military personnel applying for loans to purchase new and used vehicles that are funded and serviced under an exclusive agreement with a major third-party national bank.

We believe that our networks of retail locations in Canada and the United Kingdom are the largest of their kind in each of those countries. As a result of our acquisition of Sefina Finance AB on December 31, 2010, we believe that we are also the largest pawn lender in each of Sweden and Finland. At December 31, 2010, our global retail operations consisted of 1,226 locations, of which 1,126 are company-owned financial services stores, conducting business primarily under the names Money Mart®, The Money Shop®, Insta-Cheques®, Payday Express®, PaydayUK®, MCE®, Suttons and Robertson®, The Check Cashing Store®, Sefina®, Optima® and MoneyNow®.

As we continue to diversify our organization, we expect the contributions to our revenue and profitability from fee-based financial processing and origination services to increase. During fiscal 2010 and the first six months of fiscal 2011, approximately 50% of our total consolidated revenue was comprised of products and services which generally carry little or no credit risk, such as check cashing, money transfers, gold purchasing, secured pawn lending and fee-based income generated from our MILES program.

You can obtain more information regarding our business and industry by reading our annual report on Form 10-K for the year ended June 30, 2010, filed with the Securities and Exchange Commission on August 31, 2010, and the other reports that we file from time to time with the Securities and Exchange Commission.

Recent Developments

On December 31, 2010, we acquired Sefina Finance AB, to which we refer in this prospectus supplement as Sefina, a Scandinavian pawn lending business with its headquarters in Stockholm, Sweden. Sefina provides pawn loans primarily secured by gold jewelry, diamonds and watches through its 16 retail store locations in Sweden and 12 retail store locations in Finland. The total cash consideration for the acquisition is estimated to be approximately $91.2 million, of which approximately $59.1 million was paid in cash at closing. We are obligated to pay the sellers approximately $14.9 million of additional cash, excluding accrued interest, in equal installments. We paid the first installment on March 31, 2011, and the two remaining installments are due on June 30, 2011 and September 30, 2011. The sellers are also entitled to receive additional contingent consideration based on the financial performance of Sefina during each of the two successive 12 month periods following the closing of the acquisition, which such payments we currently estimate will amount to approximately $17.2 million in the aggregate. As a part of the acquisition, we also assumed Sefina’s existing working capital lines of credit, the outstanding balances on which aggregated to approximately $61.8 million as of the date of the acquisition, are secured by the value of Sefina’s pawn pledge stock, and have average interest rates of approximately 4%.

On March 3, 2011, we replaced our existing bank facility with a new senior secured credit facility with a syndicate of lenders, the administrative agent for which is Wells Fargo Bank, National Association. The new facility consists of a $200.0 million global revolving credit facility, with the potential to further increase our available borrowings under the facility to $250.0 million. Availability under our global revolving credit facility is based on a borrowing base comprised of cash and consumer receivables in our U.S and Canadian operations, our U.K.-based retail and Payday Express online operations and U.K.-based pawn loan collateral. There is a sublimit for borrowings in the United States based on the lesser of the U.S. borrowing base and $75 million. Borrowings under our global revolving credit facility may be denominated in United States Dollars, British Pounds Sterling, Euros or Canadian Dollars, as well as any other currency as may be approved by the lenders. Interest on borrowings under our global revolving credit facility is derived from a pricing grid based on our consolidated leverage ratio, which currently allows borrowing at an interest rate equal to the applicable London Inter-Bank Offered Rate (LIBOR) or Canadian Dollar Offer Rate (based on the currency of borrowing) plus 400 basis points, or, in the case of borrowings in U.S. Dollars only, at the alternate base rate, which is the greater of the prime rate and the federal funds rate plus 1/2 of 1% plus 300 basis points. The global revolving credit facility will mature on March 1, 2015.

On April 1, 2011, we acquired Purpose U.K. Holdings Limited, to which we refer in this prospectus supplement as Month End Money or MEM, a leading provider of online short-term loans in the United Kingdom. MEM, which was established in 2003, operates primarily under the brand name Payday UK and is a market leader in the region, providing loans through both Internet and telephony-based technologies throughout the United Kingdom. The purchase price for the acquisition was $195.0 million, all of which Dollar Financial UK paid in cash at the closing, with funds borrowed by Dollar Financial UK under our global revolving credit facility. We anticipate loaning the net proceeds of this offering to Dollar Financial UK to enable it to repay a portion of the amounts it initially borrowed under our global revolving credit facility in connection with the closing of the MEM acquisition. We may, in the alternative, use some or all of the net proceeds for general corporate purposes, including the repayment of other debt. We intend to seek permanent financing for the MEM acquisition after the completion of this offering. However, there can be no assurance that such financing will be available or as to its terms.

Corporate Information

Dollar Financial Corp. is a Delaware corporation formed in 1990. We operate our store networks through our direct and indirect wholly-owned foreign and domestic subsidiaries. Our principal executive offices are located at 1436 Lancaster Avenue, Suite 300, Berwyn, Pennsylvania 19312, and our telephone number is (610) 296-3400.

Money Mart®, Money Shop®, Insta-Cheques®, Payday Express®, MILES®, PaydayUK®, MCE®, Suttons and Robertson®, The Check Cashing Store®, Sefina®, Optima® and MoneyNow® are our registered trademarks. This prospectus supplement also contains other trademarks of the Company as well as trademarks of other persons.

The Offering

For a more complete description of the terms of the common stock being offered by this prospectus supplement and the accompanying prospectus, see “Description of Capital Stock” in the accompanying prospectus.

Common stock offered by us pursuant to this prospectus supplement	6,000,000 shares

Common stock to be outstanding after this offering	42,692,933 shares

Overallotment Option	900,000 shares

Use of Proceeds	We anticipate loaning the net proceeds of this offering to Dollar Financial UK to enable it to repay a portion of the amounts it initially borrowed under our global revolving credit facility in connection with the closing of the MEM acquisition. We may, in the alternative, use some or all of the net proceeds for general corporate purposes, including the repayment of other debt. We intend to seek permanent financing for the MEM acquisition after the completion of this offering, although, there is no assurance that such financing will be available or as to its terms.

Risk Factors	See “Risk Factors” in this prospectus supplement and the accompanying prospectus and “Item 1A. Risk Factors” in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, as the same may be updated from time to time by filings under the Exchange Act that we incorporate by reference herein and in the accompanying prospectus, for a discussion of or reference to important factors you should consider carefully in deciding whether to invest in our securities.

Listing	Our common shares are listed on the NASDAQ Global Select Market under the symbol “DLLR.”

Conflicts of Interest	Because certain affiliates of Credit Suisse (USA) LLC, Nomura Securities International, Inc. and SG Americas Securities, LLC are lenders under our global revolving credit facility, they each will receive more than 5% of the net proceeds of this offering. This offering is being made in compliance with Rule 5121 of the Financial Industry Regulatory Authority rules. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering because the securities offered hereby have a “bona fide public market.”

The number of shares of our common stock to be outstanding after this offering is based on 36,692,933 shares of common stock outstanding as of December 31, 2010. Unless specifically stated otherwise, the information in this prospectus supplement excludes:

•	2,903,332 shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2010, at a weighted average exercise price of $10.45 per share, of which options to purchase 2,134,204 shares of our common stock were then exercisable;

•	41,975 shares of our common stock reserved for future grants of stock options (or other similar equity interests) under our 2005 Stock Incentive Plan, as amended, as of December 31, 2010; and

•	7,240,495 shares of our common stock reserved for future grants of stock options (or other similar equity instruments) under our 2007 Equity Incentive Plan, as amended, as of December 31, 2010.

Except as otherwise indicated, all information in this prospectus supplement assumes no exercise by the underwriters of their option to purchase additional shares of our common stock.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

The following table sets forth a summary of our selected consolidated historical financial data as of and for the periods presented. The summary historical financial information as of and for each of the fiscal years ended June 30, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus. The summary historical financial information as of and for each of the six month periods ended December 31, 2009 and 2010 have been derived from our unaudited interim consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus. In the opinion of management, the unaudited interim financial data includes all adjustments, consisting of only normal non-recurring adjustments, considered necessary for a fair presentation of this information. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year.

We derived our summary pro forma condensed financial data from our pro forma financial statements set forth elsewhere in this prospectus supplement under the heading “Unaudited Pro Forma Condensed Consolidating Financial Statements.” The unaudited pro forma condensed consolidating financial statements are based on our historical financial statements and those of Sefina and MEM, and their respective subsidiaries, incorporated by reference in this prospectus after giving effect to our acquisition of each, and were prepared by applying the assumptions and adjustments described in the notes accompanying such pro forma condensed consolidating financial statements.

The unaudited pro forma condensed consolidating statements of operations data for the periods presented give effect to our acquisitions of Sefina and MEM as if they had been consummated on July 1, 2009. Prior to these acquisitions, the fiscal years for each of Sefina and MEM ended on December 31. The historical statements of operations for each of Sefina and MEM for the twelve months ended June 30, 2010 represent a compilation of their respective quarterly periods during the twelve month period ended June 30, 2010. As a result, such statements of operations include estimates inherent in preparing interim financial statements, which estimates were based on actual fiscal years for each of Sefina and MEM. The unaudited condensed consolidating balance sheet of Dollar Financial Corp. as of December 31, 2010 includes the effect of our acquisition of Sefina on such date and is presented in our Quarterly Report on Form 10-Q for the period ended December 31, 2010. Accordingly, the accompanying unaudited pro forma condensed financial data should be read in conjunction with our historical financial statements and the accompanying disclosures as of and for the six month period ended December 31, 2010, which include a discussion of the preliminary purchase price allocation related to our acquisition of Sefina. The unaudited pro forma condensed consolidating balance sheet data gives effect to our acquisition of MEM as if it had occurred on December 31, 2010. We describe the assumptions underlying the pro forma adjustments in the notes accompanying such unaudited pro forma condensed consolidating financial statements. You should also read the following information in conjunction with the unaudited pro forma condensed consolidating financial statements:

•	separate unaudited historical consolidated financial statements of Dollar Financial Corp. as of and for the six month period ended December 31, 2010, incorporated by reference in this prospectus supplement;

•	separate audited historical consolidated financial statements of Dollar Financial Corp. as of and for the fiscal year ended June 30, 2010, incorporated by reference in this prospectus supplement;

•	separate audited historical consolidated financial statements of Sefina as of and for the year ended December 31, 2010, incorporated by reference in this prospectus supplement; and

•	separate audited historical consolidated financial statements of MEM as of and for the years ended December 31, 2008, 2009 and 2010, incorporated by reference in this prospectus supplement.

The pro forma adjustments related to the purchase price allocation and financing of our acquisitions of Sefina and MEM are preliminary and based on information obtained to date by management, and are subject to revision as additional information becomes available as to, among other things, the fair value of acquired assets and liabilities as well as any pre-acquisition contingencies and finalization of acquisition-related costs. The actual adjustments described in the accompanying notes will be made as of the closing date of our acquisition of MEM and may differ from those reflected in the unaudited pro forma condensed financial statements. Revisions to the preliminary purchase price allocations and financing of our acquisition of MEM may have a significant impact on the pro forma amounts of total assets, total liabilities and stockholders’ equity, operating expense and costs, depreciation and amortization and interest expense.

The unaudited pro forma condensed consolidating financial information set forth below should not be considered indicative of actual results that would have been achieved had the acquisitions been consummated on the date or for the periods indicated, and does not purport to indicate consolidated balance sheet data or results of operations as of any future date or any future period.

The summary historical condensed consolidated financial data and unaudited pro forma condensed consolidated statements of operations data set forth below give effect to the closing date global revolving credit facility borrowing and this offering, but do not give effect to any permanent debt financing that we may undertake in the future to finance the acquisition of MEM. The summary historical condensed consolidated financial data and unaudited pro forma condensed consolidated statements of operations data set forth below should be read in conjunction with the information under the heading “Unaudited Pro Forma Condensed Consolidating Financial Statements” in this prospectus supplement, and our audited consolidated financial statements for the year ended June 30, 2010 in our Annual Report on Form 10-K filed with the SEC on August 28, 2010, and our unaudited consolidated financial statements for the six months ended December 31, 2010 in our Quarterly Report on Form 10-Q filed with the SEC on February 9, 2011, each of which is incorporated by reference herein.

						Pro Forma
							Six Months
				Six Months Ended		Year Ended	Ended
	Year Ended June 30,			December 31,		June 30,	December 31,
	2008(1)	2009(1)(2)	2010(1)(2)	2009(1)	2010(1)	2010	2010
				(Unaudited)
	(Dollars in millions)

Consolidated Statement of Operations Data:
Revenues:
Consumer lending	$282.5	$266.5	$319.5	$160.2	$191.3	$397.0	$244.7
Check cashing	196.6	164.6	149.5	76.3	72.0	149.5	72.0
Pawn service fees and sales	12.1	13.8	19.9	8.5	13.5	49.1	29.4
Other	81.0	85.3	144.3	61.2	79.9	144.3	79.9

Total revenues	572.2	530.2	633.2	306.2	356.7	739.9	426.0

Operating expenses:
Salaries and benefits	159.4	145.7	154.0	74.5	83.5	173.5	96.1
Provision for loan losses	58.5	52.1	45.9	24.4	30.4	68.2	44.1
Occupancy	43.0	41.8	43.3	21.7	23.6	47.7	26.2
Returned checks, net and cash shortages	20.4	16.0	9.0	4.9	3.9	9.0	3.9
Bank charges and armored carrier service	13.5	13.4	13.9	6.9	7.7	15.7	8.8
Depreciation	13.7	13.1	14.3	7.4	7.5	16.1	8.8
Other	64.5	66.3	106.5	49.9	61.8	131.1	75.5

Total operating expenses	373.0	348.4	386.9	189.7	218.4	461.3	263.4

Operating margin	199.2	181.8	246.3	116.5	138.3	278.6	162.6
Corporate and other expenses:
Corporate expenses	70.9	68.2	86.8	43.3	49.4	86.8	49.4
Other depreciation and amortization	3.9	3.8	7.3	2.2	5.5	18.0	10.9
Interest expense, net(3)	44.4	43.7	68.9	24.5	43.5	71.5	44.8
Loss on extinguishment of debt	—	—	9.5	8.8	—	9.5	—
Unrealized foreign exchange (gain) loss	—	(5.5)	10.2	3.9	(32.4)	10.2	(32.4)
Loss on derivatives not designated as hedges	0.2	—	12.9	3.3	24.6	12.9	24.6
Provision for (proceeds from) litigation settlements	0.3	57.9	29.1	1.3	(3.9)	29.1	(3.9)
Loss on store closings	1.0	10.3	3.3	1.6	0.5	3.3	0.5

						Pro Forma
							Six Months
				Six Months Ended		Year Ended	Ended
	Year Ended June 30,			December 31,		June 30,	December 31,
	2008(1)	2009(1)(2)	2010(1)(2)	2009(1)	2010(1)	2010	2010
				(Unaudited)
	(Dollars in millions)

Other (income) expense, net	(0.9)	(4.8)	2.1	1.3	2.6	2.4	0.4

Income before income taxes	79.4	8.2	16.2	26.3	48.5	34.9	68.3
Income tax provision	36.0	15.0	21.4	13.9	16.6	27.5	22.1

Net income (loss)	43.4	(6.8)	(5.2)	12.4	31.9	7.4	46.2
Less: Net loss attributable to non-controlling interests	—	—	(0.3)	—	(0.4)	(0.3)	(0.4)

Net income (loss) attributable to Dollar Financial Corp.	$43.4	$(6.8)	$(4.9)	$12.4	$32.3	$7.7	$46.6

				Six Months Ended
	Year Ended June 30,			December 31,
	2008	2009	2010	2009	2010
				(Unaudited)
	(Dollars in Millions)

Operating and Other Data:
Net cash provided by (used in):
Operating activities	$80.8	$59.2	$86.7	$34.6	$(42.4)
Investing activities	$(167.0)	$(42.0)	$(184.4)	$(135.2)	$(93.2)
Financing activities	$0.3	$2.7	$169.8	$219.4	$(0.1)
Stores in operation at end of period:
Company-owned	1,122	1,031	1,058	1,043	1,126
Franchised stores/agents	330	175	122	129	100

Total	1,452	1,206	1,180	1,172	1,226

				Six Months Ended		Pro Forma
	Year Ended June 30,			December 31		December 31,
	2008	2009	2010	2009	2010	2010

Consolidated Balance Sheet Data (at end of period):
Cash and cash equivalents	$209.7	$209.6	$291.3	$345.4	$170.4	$143.2
Total assets	$941.4	$921.5	$1,214.6	$1,244.2	$1,339.7	$1,516.1
Total debt	$535.6	$536.3	$728.6	$759.4	$795.0	$828.1
Stockholders’ equity	$239.4	$209.1	$218.3	$252.6	$251.9	$365.8

(1)	We have engaged in numerous acquisitions which are reflected in our historical financial statements from the date of such acquisitions and, as a result, the financial information for the periods presented may not be comparable. For additional information see our audited consolidated financial statements and related notes thereto and our unaudited interim consolidated financial statements incorporated by reference in this prospectus supplement.

(2)	For the years ended June 30, 2009 and 2010, the previously reported amounts of other revenue and other operating expenses have been revised to correct certain immaterial classification errors. Specifically, charges previously netted in calculating total revenues of $2.3 million and $22.3 million, respectively, have been reclassified to operating expenses. Accordingly, this reclassification increased other revenue, total revenue, other operating expense, and total operating expense by $2.3 million and $22.3 million for the years ended June 30, 2009 and June 30, 2010, respectively. This reclassification did not affect the previously reported amounts of operating margin for any period.

(3)	Includes $7.8 million, $8.6 million, $8.9 million, $4.8 million, $4.1 million, $8.9 million and $4.1 million of primarily non-cash imputed interest expenses related to the adoption of ASC 470-20 (formerly FSP APB 14-1) for the fiscal years ended June 30, 2008, 2009, 2010 and for the six months ended December 31, 2009 and 2010, and on a pro forma basis for the year ended June 30, 2010 and for the six months ended December 31, 2010, respectively.

RISK FACTORS

An investment in our common stock involves risks. In consultation with your own financial and legal advisers, you should carefully consider, among other matters, the factors set forth below as well as the risk factors beginning on page 17 of our Annual Report on Form 10-K for the year ended June 30, 2010 and any subsequently filed periodic reports which are incorporated by reference in this prospectus before deciding whether an investment in our common stock is suitable for you. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could suffer. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Related to Our Common Stock and this Offering

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

Our management will have broad discretion in the application of the net proceeds from this offering. We anticipate loaning the net proceeds of this offering to Dollar Financial UK to enable it to repay a portion of the amounts it initially borrowed under our global revolving credit facility in connection with the closing of the MEM acquisition. We may, in the alternative, use some or all of the net proceeds for general corporate purposes, including the repayment of other debt. We intend to seek permanent financing for the MEM acquisition after the completion of this offering, although there is no assurance that such financing will be available or as to its terms. You will be relying on the judgment of our management and board of directors with regard to the use of these proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used effectively. Our failure to apply these funds effectively could have a material adverse effect on our business and cause the price of our common stock to decline.

You may experience future dilution as a result of future equity offerings or other equity issuances.

To raise additional capital, we may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock. We cannot assure you that we will be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of our common stock or other securities convertible into or exchangeable for our common stock in future transactions may be higher or lower than the price per share in this offering.

Sales of a significant number of shares of our common stock in the public markets, or the perception of such sales, could depress the market price of our common stock.

Sales of a substantial number of shares of our common stock or other equity-related securities in the public markets, including in an offering of our common stock, could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity or equity-linked securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

In connection with this offering, all of our directors and executive officers have entered into lock-up agreements with the underwriters for this offering. As a result of these lock-up agreements, approximately 685,000 shares are subject to a contractual restriction on resale through the date that is 60 days after the date of this prospectus supplement. The market price for shares of our common stock may decline if stockholders not subject to lock-up agreements sell a substantial number of shares, if stockholders subject to the lock-up agreements sell a substantial number of shares when the restrictions on resale lapse, or if the underwriters waive the lock-up agreements and allow such stockholders to sell some or all of their shares.

None of our other existing shareholders have entered into lock-up agreements with the underwriters for this offering. Substantially all of the shares of common stock held by such stockholders are freely tradable or tradable under Rule 144. If our existing stockholders sell a large number of shares of our common stock or the public market perceives that existing stockholders might sell shares of common stock, the market price of our common stock could decline significantly.

The price of our common stock may be volatile.

The market price of our common stock has been subject to significant fluctuations and may continue to fluctuate or decline. Over the course of the 12 months ended December 31, 2010, the market price of our common stock has been as high as $19.15, and as low as $9.93. The market price of our common stock has been, and is likely to continue to be, subject to significant fluctuations due to a variety of factors, including global economic and market conditions, quarterly variations in operating results, operating results which vary from the expectations of securities analysts and investors, changes in financial estimates, changes in market valuations of competitors, announcements by us or our competitors of a material nature, additions or departures of key personnel, changes in applicable laws and regulations governing consumer protection and lending practices, the effects of litigation, future sales of common stock, and general stock market price and volume fluctuations. In addition, general political and economic conditions such as a recession, or interest rate or currency rate fluctuations may adversely affect the market price of the common stock of many companies, including our common stock. A significant decline in our stock price could result in substantial losses for individual stockholders and could lead to costly and disruptive securities litigation.

We have never paid dividends on our common stock and do not anticipate paying any in the foreseeable future.

We have never declared or paid any cash dividends on our common stock. We currently expect to retain any future earnings for use in the growth and expansion of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Our anti-takeover provisions could prevent or delay a change in control of our company, even if such change of control would be beneficial to our stockholders.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws as well as provisions of Delaware law could discourage, delay or prevent a merger, acquisition or other change in control of our company, even if such change in control would be beneficial to our stockholders. These provisions include:

•	a board of directors that is classified such that only one-third of directors are elected each year;

•	authorizing the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

•	limitations on the ability of stockholders to call special meetings of stockholders;

•	prohibiting stockholder action by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% stockholders that have not been approved by the board of directors. These and similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the transaction may be considered beneficial by some stockholders.

Risks Related to Our Business and Industry

If we do not generate a sufficient amount of cash from operations, which depends on many factors beyond our control, we may not be able to satisfy our debt service or other liquidity requirements.

As of December 31, 2010, we had an aggregate of $795.0 million in outstanding indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations and to satisfy our working capital and other liquidity needs, we may be forced to reduce or delay capital expenditures, seek additional capital or seek to restructure or refinance our indebtedness. These alternative measures may not be successful or may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. If we are unable to make the required payments on our debt obligations, we would be in default under the terms of our indebtedness which could result in an acceleration of our repayment obligations. Any such default, or any attempt to alter our business plans and operations to satisfy our obligations under our indebtedness, could materially adversely affect our business, prospects, results of operations and financial condition.

Changes in applicable laws and regulations governing our business may have a significant negative impact on our results of operations and financial condition.

Our business is subject to numerous federal, state, local and foreign laws, ordinances and regulations in each of the countries in which we operate which are subject to change and which may impose significant costs or limitations on the way we conduct or expand our business. These regulations govern or affect, among other things:

•	lending practices, such as truth in lending and installment and single-payment lending;

•	interest rates and usury;

•	loan amount and fee limitations;

•	check cashing fees;

•	licensing and posting of fees;

•	currency reporting;

•	privacy of personal consumer information;

•	prompt remittance of proceeds for the sale of money orders; and

•	the location of our stores through various rules and regulations such as local zoning regulations and requirements for special use permits.

As we develop and introduce new products and services, we may become subject to additional laws and regulations. Future legislation or regulations may restrict our ability to continue our current methods of operation or expand our operations and may have a negative effect on our business, results of operations and financial condition. Governments at the national and local levels may seek to impose new licensing requirements or interpret or enforce existing requirements in new ways. We and other participants in our industry are currently, and may in the future be, subject to litigation and regulatory proceedings which could generate adverse publicity or cause us to incur substantial expenditures or modify the way we conduct our business. Changes in laws or regulations, or our failure to comply with applicable laws and regulations, may have a material adverse effect on our business, prospects, results of operations, and financial condition.

Our consumer lending products in particular are subject to regulations in each of the markets in which we operate that significantly impact the manner in which we conduct our business. In Canada, the Canadian Parliament amended the federal usury law in 2007 to permit each province to assume jurisdiction over and the development of laws and regulations regarding our industry. To date, Ontario, British Columbia, Alberta, Manitoba, Saskatchewan and Nova Scotia have passed legislation regulating short-term consumer lenders and each has, or is in the process of adopting, regulations and rates consistent with those laws. In general, these regulations require lenders to be licensed, set maximum fees and regulate collection practices. There can be no assurance that these regulations will not have a detrimental effect on our consumer lending business in Canada in the future.

In the United Kingdom, our consumer lending activities must comply with the Consumer Credit Act of 1974 and related rules and regulations which, among other things, require us to obtain governmental licenses and prescribe the presentation, form and content of loan agreements, including statutory warnings and the layout of financial information. Our non-compliance with these rules could render a loan agreement unenforceable.

Short-term consumer loans have come under heightened regulatory scrutiny in the United States in recent years resulting in increasingly restrictive regulations and legislation at the state and federal levels that makes offering such loans less profitable or attractive to us. Regulations adopted by some states require that all borrowers of certain short-term loan products be listed on a database and limit the number of such loans that a borrower may have outstanding. Legislative or regulatory activities may also limit the amount of interest and fees to levels that do not permit the offering of cash advance loans to be feasible, may limit the number of short-term loans that customers may receive or have outstanding, or may prohibit entirely short-term loan products. Additionally, the U.S. Congress continues to receive significant pressure from consumer advocates and other industry opposition groups to adopt such legislation at the federal level. In July 2010, President Obama in the United States signed into law the Consumer Financial Protection Act of 2010 which, among other things, creates a federal Bureau of Consumer Protection which will have regulatory jurisdiction over large non-depository financial companies, including us. Under this law, the Bureau of Consumer Protection has broad authority to prescribe regulations over what it determines to be unfair, deceptive or abusive practices, including the ability to curtail or make unlawful any products falling within its regulatory authority. We cannot predict what, if any, action the Bureau of Consumer Protection may take with respect to short-term consumer loans, and any such actions could have an adverse impact on our business, prospects, results of operations and financial condition.

The modification of existing laws or regulations in any of the jurisdictions in which we operate or in which we contemplate new operations, or the adoption of new laws or regulations restricting or imposing more stringent requirements, on our consumer lending or check cashing activities in particular, could increase our operating expenses, significantly limit our business activities in the effected markets limit our expansion opportunities and/or could result in a material adverse effect on our business, results of operations, and financial condition.

We have engaged, and may engage in the future, in acquisitions or investments which present many risks, and we may not realize the anticipated financial and strategic goals for any of these transactions.

We have historically grown our business through strategic acquisitions, and a key component of our growth strategy is to continue to pursue acquisition opportunities. We may not, however, be able to achieve the anticipated benefits from the acquisition or investment due to a number of factors. The success of our acquisitions is dependent, in part, upon our effectively integrating the management, operations and technology of acquired businesses into our existing management, operations and technology platforms, of which there can be no assurance, particularly in the case of a larger acquisition or multiple acquisitions completed in a short period of time. The failure to successfully integrate acquired businesses into our organization could materially adversely affect our business, prospects, results of operations and financial condition. From time to time, we may enter into negotiations for acquisitions or investments that are not ultimately consummated. These negotiations could result in a significant diversion of our management’s time, as well as out-of-pocket costs.

The consideration paid for an acquisition or investment may also affect our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash or to obtain debt or equity financing. To the extent that we issue shares of our capital stock or other rights to purchase shares of our capital stock as consideration for an acquisition or in connection with the financing of an acquisition, including options or other rights, our existing stockholders may be diluted, and our earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs, including write-offs of acquired in-process research and development costs, and restructuring charges. Acquisitions may require us to incur additional indebtedness to finance our working capital and may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges.

Adverse economic conditions may significantly and adversely affect our business, prospects, results of operations, financial condition and access to liquidity.

The ongoing current global economic downturn may adversely affect our business in several ways. For example, continued high levels of unemployment in the markets in which we operate will likely reduce the number of customers who qualify for our products and services, which in turn may reduce our revenues. Similarly, reduced consumer confidence and spending may decrease the demand for our products. Also, we are unable to predict how the widespread loss of jobs, housing foreclosures, and general economic uncertainty may affect our loss experience.

If internal funds are not available from our operations and after utilizing our excess cash, we may be required to rely on the banking and credit markets to meet our financial commitments and short-term liquidity needs. Disruptions in the capital and credit markets, as have been experienced since 2008, could adversely affect our ability to draw on our revolving loans. Our access to funds under our credit facility is dependent on the ability of the banks that are parties to the facility to meet their funding commitments. Those banks may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time.

Longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives, or failures of significant financial institutions could adversely affect our ability to refinance our outstanding indebtedness on favorable terms, if at all. The lack of availability under, and the inability to subsequently refinance, our indebtedness could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures could include deferring capital expenditures, including acquisitions, and reducing or eliminating other discretionary uses of cash.

Public perception and press coverage of single-payment consumer loans as being predatory or abusive could negatively affect our revenues and results of operations.

Consumer advocacy groups, certain media reports, and a number of regulators and elected officials in the several jurisdictions in which we conduct business have from time to time advocated governmental action to prohibit or severely restrict certain types of short-term consumer lending. These efforts have often focused on lenders that charge consumers imputed interest rates and fees that are higher than those charged by credit card issuers to more creditworthy consumers and otherwise characterize our products and services as being predatory or abusive toward consumers. This difference in credit cost may become more pronounced if a consumer does not repay a loan promptly, instead electing to renew the loan for one or more additional short-term periods. If consumers accept this negative characterization of certain single-payment consumer loans and believe that the loans we provide to our customers fit this characterization, demand for our loans could significantly decrease. In addition, media coverage and public statements that assert some form of corporate wrongdoing can lower morale, make it more difficult for us to attract and retain qualified employees, management and directors, divert management attention and increase expenses. These trends could materially adversely affect our business, prospects, results of operations and financial condition.

If our estimates of loan losses are not adequate to absorb losses, our results of operations and financial condition may be adversely affected.

We maintain an allowance for loan losses for anticipated losses on company-funded loans and loans in default. To estimate the appropriate level of loan loss reserves, we consider known and relevant internal and external factors that affect loan collectability, including the amount of outstanding loans owed to us, historical loans charged off, current collection patterns and current economic trends. Our current allowance for loan losses is based on our charge-offs, expressed as a percentage of loan amounts originated for the last twelve months applied against the principal balance of outstanding loans. As of December 31, 2010, our allowance for loan losses on company-funded consumer loans that were not in default was $11.4 million and our allowance for losses on loans in default was $27.0 million. These reserves, however, are estimates, and if actual loan losses are materially greater than our loan loss reserves, our results of operations and financial condition could be adversely affected.

Legal proceedings may have a material adverse impact on our results of operations or cash flows in future periods.

We are currently subject to several legal proceedings. We are vigorously defending these proceedings. In addition, we are likely to be subject to additional legal proceedings in the future. The resolution of any current or future legal proceeding could cause us to have to refund fees and/or interest collected, refund the principal amount of advances, pay damages or other monetary penalties and/or modify or terminate our operations in particular local and federal jurisdictions. We may also be subject to adverse publicity. Defense of any legal proceedings, even if successful, requires substantial time and attention of our senior officers and other management personnel that would otherwise be spent on other aspects of our business and requires the expenditure of significant amounts for legal fees and other related costs. Settlement of lawsuits may also result in significant payments and modifications to our operations. Any of these events could have a material adverse effect on our business, prospects, results of operations and financial condition.

Competition in the financial services industry could cause us to lose market share and revenues.

The industry in which we operate is highly fragmented and very competitive, and we believe that the market may become more competitive as the industry consolidates. In addition to other consumer lending and check cashing stores in the markets in which we operate, we compete with banks and other financial services entities and retail businesses that offer consumer loans, cash checks, sell money orders, provide money transfer services or offer other products and services offered by us. Some of our competitors have larger and more established customer bases and substantially greater financial, marketing and other resources than we have. As a result, we could lose market share and our revenues could decline, thereby affecting our ability to generate sufficient cash flow to service our indebtedness and fund our operations.

Foreign currency fluctuations and unexpected changes in foreign tax rates may adversely affect our reported results of operations.

We currently generate a majority of our revenue outside the United States. Our foreign subsidiaries accounted for 70.7% and 76.6% of our total revenues for the years ended June 30, 2009 and 2010, respectively. As a result, our reported results of operations are vulnerable to currency exchange rate fluctuations, principally in the Canadian dollar and the British pound against the United States dollar. Upon consolidation, as exchange rates vary, net sales and other operating results may differ materially from expectations, and we may record significant gains or losses on the remeasurement of intercompany balances. We estimate that a 10.0% change in foreign exchange rates by itself would have impacted reported pre-tax earnings from continuing operations (exclusive of unrealized foreign exchange gains of $34.2 million, loss on derivatives not designated as hedges of $24.6 million, litigation proceeds of $4.1 million, and loss on store closings of $0.1 million) by approximately $4.2 million for the six months ended December 31, 2010 and $5.5 million (exclusive of the unrealized foreign exchange loss of $3.9 million, loss on derivatives not designated as hedges of $3.3 million, loss on extinguishment of debt of $8.4 million, and loss on store closings of $0.7 million) for the six months ended December 31, 2009. This impact represents 11.3% of our consolidated foreign pre-tax earnings for the six months ended December 31, 2010 and 12.2% of our consolidated foreign pre-tax earnings for the six months ended December 31, 2009.

Risk and uncertainties related to political and economic conditions in foreign countries in which we operate could negatively impact our operations.

We currently conduct significant operations internationally. If political, regulatory or economic conditions deteriorate in these countries, our ability to conduct our international operations could be limited and our costs could be increased. Moreover, actions or events could occur in these countries that are beyond our control, which could restrict or eliminate our ability to operate in such jurisdictions or significantly reduce product demand and the expected profitability of such operations.

The international scope of our operations may contribute to increased costs that could negatively impact our operations.

Since international operations increase the complexity of an organization, we may face additional administrative costs in managing our business than we would if we only conducted operations domestically. In addition, most countries typically impose additional burdens on non-domestic companies through the use of local regulations, tariffs and labor controls. Unexpected changes to the foregoing could negatively impact our operations. Furthermore, our financial results may be negatively impacted to the extent tax rates in foreign countries where we operate increase and/or exceed those in the United States and as a result of the imposition of withholding requirements on foreign earnings.

A reduction in demand for our products and services, and failure by us to adapt to such potential reduction, could adversely affect our business and results of operations.

The demand for a particular product or service we offer may be reduced due to a variety of factors, such as regulatory restrictions that decrease customer access to particular products, the availability of competing products, changes in customers’ preferences or financial conditions. Furthermore, any changes in economic factors that adversely affect consumer transactions and employment could reduce the volume or type of transactions that we process and have an adverse effect on our revenues and results of operations. Should we fail to adapt to significant changes in our customers’ demand for, or access to, our products or services, our revenues could decrease significantly and our operations could be harmed. Each modification, new product or service, and alternative method of conducting business is subject to risk and uncertainty and requires significant investment in time and capital, including additional marketing expenses, legal costs, and other incremental start-up costs. Even if we do make changes to existing products or services or introduce new products or services to fulfill customer demand, customers may resist or may reject such products or services. The effect of any product change on the results of our business may not be fully ascertainable until the change has been in effect for some time and by that time it may be too late to make further modifications to such product or service without causing further harm to our business and results of operations.

Our check cashing services may further diminish because of technological advances.

We derive a significant portion of our revenues from fees associated with cashing payroll, government and personal checks. In the six months ended December 31, 2010, we generated approximately 20.2% of our total consolidated revenues from fees associated with check cashing. Recently, there has been increasing penetration of electronic banking services into the check cashing and money transfer industry, including direct deposit of payroll checks and electronic transfer of government benefits. To the extent that checks received by our customer base are replaced with such electronic transfers, demand for our check cashing services could decrease.

Our business and results of operations may be adversely affected if we are unable to manage our growth effectively.

Our expansion strategy, which in part contemplates the addition of new stores, the acquisition of competitor stores and acquiring or developing new distribution channels for our products in the United States, Canada, the United Kingdom, the Republic of Ireland, Sweden, Finland, Poland and other international markets, is subject to significant risks. Our continued growth in this manner is dependent upon a number of factors, including the ability to hire, train and retain an adequate number of experienced management employees, the availability of adequate financing for our expansion activities, the ability to successfully transition acquired stores or their historical customer base to our operating platform, the ability to obtain any government permits and licenses that may be required, the ability to identify and overcome cultural and linguistic differences which may impact market practices within a given geographic region, and other factors, some of which are beyond our control. There can be no assurance that we will be able to successfully grow our business or that our current business, results of operations and financial condition will not suffer if we are unable to do so. Expansion beyond the geographic areas where the stores are presently located will increase demands on management and divert their attention. In addition, expansion into new operating platforms, products and services will present new challenges to our business and will require additional management time.

Our ability to open and acquire new stores is subject to outside factors and circumstances over which we have limited control or that are beyond our control which could adversely affect our growth potential.

Our expansion strategy includes acquiring existing retail financial services stores and opening new ones. The success of this strategy is subject to numerous outside factors, such as the availability of attractive acquisition candidates, the availability of acceptable business locations, the ability to access capital to acquire and open such stores, the ability to obtain required permits and licenses and continuing favorable legal and regulatory conditions.

We have limited control, and in some cases, no control, over these factors. Moreover, the start-up costs and the losses we likely would incur from initial operations attributable to each newly opened store places demands upon our liquidity and cash flow, and we cannot assure you that we will be able to satisfy these demands. The failure to execute our expansion strategy would adversely affect our ability to expand our business and could materially adversely affect our revenue, profitability and results of operations and our ability to service our indebtedness.

Our MILES program relies upon exclusive and non-exclusive contractual relationships with its service providers, the loss of any of which could adversely affect the performance of the MILES business and our results of operations generally.

Our MILES program, which is offered by our DFS subsidiary, provides fee-based services to junior enlisted military personnel applying for automobile loans. The MILES program generates its operating revenue from fees paid by a major third-party national bank funding the loans, fees from auto dealers and fees from the sale of ancillary products such as warranty service contracts and GAP insurance coverage. We rely upon exclusive contractual relationships with the third-party national bank for the funding and servicing of auto loans made in connection with the MILES program, and non-exclusive arrangement with other providers for warranty service contracts and GAP insurance contracts. However, if any or all of these contractual relationships were terminated, or if events were to occur which resulted in a material reduction in the services provided, a material increase in the cost of the services provided or a material reduction in the fees earned by it for the services provided under these contractual relationships, we could be required to locate new or alternate service providers for our MILES program. In such event, and until we would be able to locate new or alternate service providers, our MILES program business could be significantly disrupted. In addition, such new or alternate service providers may offer services that are more costly to MILES’ customers or that pay premiums or fees below the level that we currently receive. These changes could have a material adverse effect on our business and negatively affect our revenues and results of operations.

United States defense budget cuts that reduce enlistments or the number of active duty military personnel, or high levels of overseas troop deployments, could harm our MILES program business.

The number of enlisted active duty military personnel and the number of recruits joining the military each year are subject to the U.S. defense budget. In addition, high levels of troop deployments overseas can decrease the number of U.S.-based active military personnel, thus reducing the pool of target MILES customers. Changes in troop deployment and cuts in the U.S. defense budget may result in reductions in recruitment targets, reductions in the number of active duty military personnel or both, any of which would reduce the overall number of potential MILES program customers or potentially reduce demand for the services offered by us through our MILES program which would cause our revenue to decline and could otherwise harm our business, financial condition and results of operations.

Our business is seasonal in nature, which causes our revenues and earnings to fluctuate.

Our business is seasonal due to the impact of several tax-related services, including cashing tax refund checks and making electronic tax filings. Historically, we have generally experienced our highest revenues and earnings during the third fiscal quarter ending March 31, when revenues from these tax-related services peak. This seasonality requires us to manage our cash flows over the course of the year. If our revenues were to fall substantially below what we would normally expect during certain periods, our financial results could be adversely impacted.

Because we maintain a significant supply of cash in our stores, we may be subject to cash shortages due to robbery, employee error and theft.

Since our business requires us to maintain a significant supply of cash in each of our retail financial services stores, we are subject to the risk of cash shortages resulting from robberies, as well as employee errors and theft. Although we have implemented various programs to reduce these risks, maintain insurance coverage for theft and provide security, systems and processes for our employees and facilities, we cannot assure you that robberies, employee error and theft will not occur and lead to cash shortages that could adversely affect our results of operations.

If we lose key management or are unable to attract and retain the talent required for our business, our operating results could suffer.

Our future success depends to a significant degree upon the members of our executive management team, which have been instrumental in procuring capital to assist us in executing our growth strategies, identifying and negotiating domestic and international acquisitions, and providing expertise in managing our developing international operations. The loss of the services of one or more members of our executive management team could harm our business and future development. Our continued growth also will depend upon our ability to attract and retain additional skilled management personnel. If we are unable to attract and retain the requisite personnel as needed in the future, our operating results and growth could suffer.

A catastrophic event or security breach at our corporate or international headquarters or our centralized call-center facilities in Canada, the United Kingdom or the United States could significantly disrupt our operations and adversely affect our business, results of operations and financial condition.

Our global business management processes are primarily provided from our corporate headquarters in Berwyn, Pennsylvania, and our operations headquarters in Victoria, British Columbia, and Nottingham, England. We also maintain centralized call-center facilities in each of these locations as well as in Salt Lake City, Utah, that perform customer service, collection and loan-servicing functions for our consumer lending business. We have in place disaster recovery plans for each of these sites, including data redundancy and remote information back-up systems, but if any of these locations were severely damaged by a catastrophic event, such as a flood, significant power outage or act of terror, our operations could be significantly disrupted and our business, results of operations and financial condition could be adversely impacted.

A security breach of our computer systems could also interrupt or damage our operations or harm our reputation, and could subject to us to significant liability if confidential customer information is misappropriated from our computer systems. Despite the implementation of significant security measures, these systems may still be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems. Any compromise of security could deter people from entering into transactions that involve transmitting confidential information to our systems, which could have a material adverse effect on our business.

Any disruption in the availability of our information systems could adversely affect our business operations.

We rely upon our information systems to manage and operate our retail financial services stores and other businesses. Each store is part of an information network that is designed to permit us to maintain adequate cash inventory, reconcile cash balances on a daily basis and report revenues and expenses to our headquarters. Our back-up systems and security measures could fail to prevent a disruption in our information systems. Any disruption in our information systems could adversely affect our business, prospects, results of operations and financial condition.

We have a significant amount of goodwill which is subject to periodic review and testing for impairment.

As of December 31, 2010, we had goodwill of $716.8 million, representing a significant portion of the $1.34 billion in total assets reflected on our consolidated balance sheet as of such date. A substantial portion of our goodwill represents assets capitalized in connection with our historical acquisitions and business combinations. Accounting for intangible assets such as goodwill requires us to make significant estimates and judgments, and as a result we make not realize the value of such intangible assets. In accordance with generally accepted accounting principles, we conduct an impairment analysis of our goodwill annually and at such other times when an event or change in circumstances occurs which would indicate potential impairment. A variety of factors could cause the carrying value of an intangible asset to become impaired, including that our cash flow from operations is not sufficient to meet our future liquidity needs. Should such a review indicate impairment, a write-down of the carrying value of the intangible asset would occur, resulting in a non-cash charge, which could adversely affect our reported results of operations and could materially impact the reported balance of our total stockholders’ equity.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of our common stock offered pursuant to this prospectus supplement will be approximately $116.9 million, or approximately $134.6 million if the underwriters exercise in full their option to purchase 900,000 additional shares of our common stock, based upon the public offering price of $20.75 and after deducting the underwriting discount and estimated offering expenses that are payable by us. We anticipate loaning the net proceeds of this offering to Dollar Financial UK to enable it to repay a portion of the amounts it initially borrowed under our global revolving credit facility in connection with the closing of the MEM acquisition. We may, in the alternative, use some or all of the net proceeds for general corporate purposes, including the repayment of other debt. We intend to seek permanent financing for the MEM acquisition after the completion of this offering, although, there is no assurance that such financing will be available or as to its terms.

Certain affiliates of Credit Suisse Securities (USA) LLC, Nomura Securities International, Inc. and SG Americas Securities, LLC are lenders and/or agents under our global revolving credit facility. To the extent that we use the net proceeds from this offering to repay amounts that we may re-borrow in the future under our global revolving credit facility, those lenders will receive their pro rata portion of any of the proceeds from this offering so used. Outstanding borrowings under our global revolving credit facility currently bear interest at LIBOR plus 400 basis points per annum. Our global revolving credit facility, under which $153.2 million was outstanding as of April 6, 2011, matures on March 1, 2015. See “Underwriting (Conflicts of Interest).”

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2010:

•	on an actual basis;

•	on a pro forma basis to give effect to the interim drawdown by Dollar Financial UK of $150.0 million on the global revolving credit facility in order to initially fund a portion of the purchase price for our acquisition of MEM on April 1, 2011; and

•	on a pro forma as adjusted basis to give effect to (i) the sale of 6,000,000 shares of our common stock in this offering at an offering price of $20.75 per share and (ii) the application of the net proceeds of this offering as described under “Use of Proceeds.”

This table should be read in conjunction with “Unaudited Pro Forma Condensed Consolidating Financial Statements” in this prospectus supplement and our financial statements, related notes and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of December 31, 2010
			Pro Forma, As
	Actual	Pro Forma	Adjusted
	(In millions and unaudited)

Total debt:
10.375% senior notes due 2016	$600.0	$600.0	$600.0
Issuance discount on 10.375% senior notes due 2016	(3.2)	(3.2)	(3.2)
3.0% senior convertible notes due 2028	120.0	120.0	120.0
3.0% senior convertible notes due 2028 discount	(32.2)	(32.2)	(32.2)
2.875% senior convertible notes due 2027	44.8	44.8	44.8
2.875% senior convertible notes due 2027 discount	(5.3)	(5.3)	(5.3)
Scandinavian credit facilities	61.8	61.8	61.8
Global revolving credit facility	—	150.0	33.1
Other	9.1	9.1	9.1

Total debt	795.0	945.0	828.1
Common stock, $0.001 par value, 100,000,000 shares authorized, 36,692,933 shares issued, actual; 100,000,000 shares authorized, 42,692,933 shares issued, as adjusted	—	—	—
Additional paid-in capital	334.6	334.6	451.5
Accumulated deficit	(83.2)	(83.2)	(86.2)
Accumulated other comprehensive income	0.9	0.9	0.9
Non-controlling interest	(0.4)	(0.4)	(0.4)

Total stockholders’ equity	251.9	251.9	365.8

Total capitalization	$1,046.9	$1,196.9	$1,193.9

The above table does not include additional shares of our common stock that may be issued under the plans and arrangements listed below:

•	2,903,332 shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2010, at a weighted average exercise price of $10.45 per share, of which options to purchase 2,134,204 shares of our common stock were then exercisable;

•	41,975 shares of our common stock reserved for future grants of stock options (or other similar equity interests) under our 2005 Stock Incentive Plan, as amended, as of December 31, 2010;

•	7,240,495 shares of our common stock reserved for future grants of stock options (or other similar equity instruments) under our 2007 Equity Incentive Plan, as amended, as of December 31, 2010; and

•	the exercise by the underwriters of their option to purchase additional shares of our common stock in this offering.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

On December 31, 2010, our wholly-owned subsidiary, Dollar Financial U.K. Limited, which we refer to herein as Dollar Financial UK, completed its acquisition of all of the outstanding capital stock of Sefina Finance AB, which we refer to herein as Sefina, pursuant to a share purchase agreement dated December 2, 2010 with NSF Nordic Special Finance AB.

The total cash consideration for our acquisition of Sefina was approximately $91.2 million, of which approximately $59.1 million was paid in cash at closing. Approximately $14.9 million of additional cash, excluding accrued interest, is payable to the seller in equal installments. We paid the first installment on March 31, 2011, and the two remaining installments are due on June 30, 2011 and September 30, 2011. Furthermore, we are obligated to pay the seller additional contingent consideration based on the financial performance of Sefina during each of the two successive twelve month periods following the closing of the transaction, the aggregate amount of which we currently estimate to be approximately $17.2 million. As a part of the Sefina acquisition, we also assumed Sefina’s existing working capital lines of credit. These credit lines had an aggregate outstanding balance as of the closing of the transaction of $61.8 million, are secured primarily by the value of Sefina’s pawn pledge stock, and have average interest rates of approximately 4%.

On April 1, 2011, Dollar Financial UK completed its acquisition of all of the outstanding capital stock of Purpose UK Holdings Limited, which we refer to herein as MEM, pursuant to a share purchase agreement dated December 31, 2010 with CCRT International Holdings B.V. and CompuCredit Holdings Corporation. The purchase price for MEM was $195.0 million, subject to a post-closing adjustment to reflect the working capital of MEM and its subsidiaries as of the closing of the transaction.

The following unaudited pro forma condensed consolidating financial statements are based on our historical financial statements and those of Sefina and MEM after giving effect to our acquisition of each of these businesses. These pro forma financial statements give effect to the closing date borrowing and this offering, but do not give effect to any permanent debt financing that we may undertake in the future to finance the acquisition of MEM. These pro forma financial statements have been prepared applying the assumptions and adjustments described in the accompanying notes.

The unaudited pro forma condensed consolidating statements of operations data for the periods presented give effect to our acquisitions of Sefina and MEM as if they had been consummated on July 1, 2009. The unaudited condensed consolidating balance sheet of Dollar Financial Corp. as of December 31, 2010 includes the effect of our acquisition of Sefina as is presented in our Quarterly Report on Form 10-Q for the period ended December 31, 2010 filed with the SEC on February 9, 2011. Accordingly, the accompanying unaudited pro forma combined condensed financial data should be read in conjunction with our historical financial statements and the accompanying disclosures for the six months ended December 31, 2010, which include a discussion of the preliminary purchase price allocation related to our acquisition of Sefina. We describe the assumptions underlying the pro forma adjustments in the accompanying notes, which should also be read in conjunction with these unaudited pro forma condensed consolidating financial statements. You should also read the following information in conjunction with the unaudited pro forma condensed consolidating financial statements:

•	separate unaudited historical consolidated financial statements of Dollar Financial Corp. as of and for the six month period ended December 31, 2010, included in our Quarterly Report on Form 10-Q for the six months ended December 31, 2010 filed with the SEC on February 9, 2011;

•	separate audited historical consolidated financial statements of Dollar Financial Corp. as of and for the fiscal year ended June 30, 2010, included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2010 filed with the SEC on August 28, 2010;

•	separate audited historical consolidated financial statements of Sefina as of and for the year ended December 31, 2010, included in our Current Report on Form 8-K/A filed with the SEC on March 14, 2011; and

•	separate audited consolidated balance sheets of MEM as of December 31, 2010 and December 31, 2009 and the consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2010, and the notes related thereto, included in our Current Report on Form 8-K filed with the SEC on April 5, 2011.

The pro forma adjustments related to the purchase price allocation for our acquisitions of Sefina and MEM are preliminary and based on information obtained to date by management, and are subject to revision as additional information becomes available as to, among other things, the fair value of acquired assets and liabilities as well as any pre-acquisition contingencies. Since these unaudited pro forma combined condensed financial statements have been prepared based on preliminary estimates of purchase consideration and fair values attributable to such acquisitions, the actual amounts recorded for these acquisition may differ from the information presented. The estimation and allocations of purchase consideration are subject to change pending further review of the fair value of the assets acquired and liabilities assumed. Revisions to the preliminary purchase price allocations may have a significant impact on the pro forma amounts of total assets, total liabilities and stockholders’ equity, operating expense and costs, depreciation and amortization and interest expense.

The unaudited pro forma condensed consolidating financial statements should not be considered indicative of actual results that would have been achieved had our acquisitions of Sefina and MEM been consummated on the date or for the periods indicated, and do not purport to indicate consolidated balance sheet data or results of operations as of any future date or any future period.

Dollar Financial Corp.

Unaudited Pro Forma Condensed Consolidating Balance Sheet
December 31, 2010
(Dollars in millions)

	Dollar	Purpose UK	Pro Forma		Pro Forma
	Financial Corp.	Holdings Limited	Acquisition		Dollar
	Historical	(MEM) Consolidated	(Note 3)		Financial Corp.

Assets
Cash and cash equivalents	$170.4	$17.8	$(45.0	)A	$143.2
Consumer loans, net	122.0	33.0	—		155.0
Pawn loans	113.4	—	—		113.4
Loans in default, net	12.0	—	—		12.0
Other receivables	36.0	—	—		36.0
Prepaid expenses and other current assets	31.7	2.3	—		34.0

Total current assets	485.5	53.1	(45.0)		493.6
Deferred tax asset, net	19.2	—	—		19.2
Property and equipment, net	81.5	4.5	—		86.0
Goodwill and other intangibles	716.8	25.3	55.8	B	880.6
			82.7	C	—
Debt issuance costs, net	18.1	—	—		18.1
Other	18.6	—	—		18.6

Total Assets	$1,339.7	$82.9	$93.5		$1,516.1

Liabilities and Stockholders’ Equity
Accounts payable	$32.7	$3.4	$—		$36.1
Accrued expenses and other liabilities	90.8	1.3	3.0	D	95.1
Income taxes payable	6.8	6.4	—		13.2
Debt due within one year	7.8	19.6	(19.6	)E	7.8

Total current liabilities	138.1	30.7	(16.6)		152.2
Fair value of derivatives	66.8	—			66.8
Long-term deferred tax liability	29.2	—	15.3	F	44.5
Long-term debt	787.2	—	150.0	A	820.3
			(116.9	)G
Other non-current liabilities	66.5	—	—		66.5
Stockholders’ Equity
Common stock	—	—	—		—
Preferred stock	—	23.5	(23.5	)H	—
Additional paid in capital	334.6	0.2	(0.2	)H	451.5
			116.9	G
Accumulated (deficit) earnings	(83.2)	18.3	(18.3	)H	(86.2)
			(3.0	)D
Accumulated other comprehensive income	0.9	—			0.9

	252.3	42.0	71.9		366.2
Non-controlling interest	(0.4)	10.2	(10.2	)I	(0.4)

Total Stockholders’ Equity	251.9	52.2	61.7		365.8
Total Liabilities and Stockholders’ Equity	$1,339.7	$82.9	$93.5		$1,516.1

Dollar Financial Corp.

Unaudited Pro Forma Condensed Consolidating Statement of Operations
For the Year Ended June 30, 2010
(Dollars in millions)

	Dollar		Purpose UK	Pro Forma		Pro Forma
	Financial Corp.	Sefina	Holdings Limited	Acquisition		Dollar
	Historical(1)	Finance AB	(MEM) Consolidated	(Note 3)		Financial Corp.

Revenues:
Fees from consumer lending	$319.5	$—	$77.5	$—		$397.0
Check cashing	149.5	—	—	—		149.5
Pawn service fees and sales	19.9	29.2	—	—		49.1
Other	144.3	—	—	—		144.3

Total revenues	633.2	29.2	77.5	—		739.9
Operating expenses:
Salaries and benefits	154.0	9.2	10.3	—		173.5
Provision for loan losses	45.9	—	22.3	—		68.2
Occupancy	43.3	2.8	1.6	—		47.7
Returned checks, net and cash shortages	9.0	—	—	—		9.0
Bank charges and armored carrier service	13.9	—	1.8	—		15.7
Depreciation	14.3	0.5	1.3	—		16.1
Other	106.5	4.9	19.7	—		131.1

Total operating expenses	386.9	17.4	57.0	—		461.3

Operating margin	246.3	11.8	20.5	—		278.6
Corporate and other expenses:
Corporate expenses	86.8	—	—	—		86.8
Other depreciation and amortization	7.3	2.0	—	8.7	J	18.0
Interest expense, net	68.9	3.4	2.6	(3.4	)K	71.5
Loss on extinguishment of debt	9.5	—	—	—		9.5
Unrealized foreign exchange loss	10.2	—	—	—		10.2
Loss on derivatives not designated as hedges	12.9	—	—	—		12.9
Provision for litigation settlements	29.1	—	—	—		29.1
Loss on store closings	3.3	—	—	—		3.3
Other expense (income), net	2.1	—	0.3	—		2.4

Income before income taxes	16.2	6.4	17.6	(5.3)		34.9
Income tax provision	21.4	1.7	6.0	(1.6	)M	27.5

Net (loss) income	$(5.2)	$4.7	$11.6	$(3.7)		$7.4
Less: Net loss attributable to non-controlling interests	(0.3)	—	2.9	(2.9	)N	(0.3)

Net income attributable to parent companies	$(4.9)	$4.7	$8.7	$(0.8)		$7.7

Net (loss) income per share:
Basic	$(0.14)	—	—	—		$0.18
Diluted	$(0.14)	—	—	—		$0.18
Weighed average shares outstanding
Basic	36,159,848	—	—	6,000,000		42,159,848
Diluted	36,159,848	—	—	6,000,000		43,244,438

(1)	For the year ended June 30, 2010, the previously reported amounts of other revenue and other operating expenses have been revised to correct certain immaterial classification errors. Specifically, charges previously netted in calculating total revenues of $22.3 million have been reclassified to operating expenses. Accordingly, this reclassification increased other revenue, total revenue, other operating expense, and total operating expense by $22.3 million for the year ended June 30, 2010. This reclassification did not affect the previously reported amounts of operating margin for any period.

Dollar Financial Corp.

Unaudited Pro Forma Condensed Consolidating Statement of Operations
For the Six Months Ended December 31, 2010

	Dollar		Purpose UK	Pro Forma		Pro Forma
	Financial Corp.	Sefina	Holdings Limited	Acquisition		Dollar
	Historical	Finance AB	(MEM) Consolidated	(Note 3)		Financial Corp.

Revenues:
Fees from consumer lending	$191.3	$—	$53.4	$—		$244.7
Check cashing	72.0	—	—	—		72.0
Pawn service fees and sales	13.5	15.9	—	—		29.4
Other	79.9	—	—	—		79.9

Total revenues	356.7	15.9	53.4	—		426.0
Operating expenses:
Salaries and benefits	83.5	5.5	7.1	—		96.1
Provision for loan losses	30.4	—	13.7	—		44.1
Occupancy	23.6	1.4	1.2	—		26.2
Returned checks, net and cash shortages	3.9	—	—	—		3.9
Bank charges and armored carrier service	7.7	—	1.1	—		8.8
Depreciation	7.5	0.4	0.9	—		8.8
Other	61.8	2.4	11.3	—		75.5

Total operating expenses	218.4	9.7	35.3	—		263.4

Operating margin	138.3	6.2	18.1	—		162.6
Corporate and other expenses:
Corporate expenses	49.4	—	—	—		49.4
Other depreciation and amortization	5.5	1.0	—	4.4	J	10.9
Interest expense, net	43.5	1.8	1.1	(1.6	)K	44.8
Loss on extinguishment of debt	—	—	—	—		—
Unrealized foreign exchange gain	(32.4)	—	—	—		(32.4)
Loss on derivatives not designated as hedges	24.6	—	—	—		24.6
Proceeds from litigation settlements	(3.9)	—	—	—		(3.9)
Loss on store closings	0.5	—	—	—		0.5
Other expense (income), net	2.6	(0.1)	0.1	(2.2	)L	0.4

Income before income taxes	48.5	3.5	16.9	(0.6)		68.3
Income tax provision	16.6	0.9	4.8	(0.2	)M	22.1

Net income	$31.9	$2.6	$12.1	$(0.4)		$46.2
Less: Net loss attributable to non-controlling interests	(0.4)	—	2.2	(2.2	)N	(0.4)

Net income attributable to parent companies	$32.3	$2.6	$9.9	$1.8		$46.6

Net income per share:
Basic	$0.89	—	—	—		$1.10
Diluted	$0.86	—	—	—		$1.07
Weighed average shares outstanding
Basic	36,440,562	—	—	6,000,000		42,440,562
Diluted	37,628,431	—	—	6,000,000		43,628,431

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

Note 1.	Basis of Pro Forma Presentation

The unaudited pro forma condensed consolidating financial statements included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission.

Certain information and certain disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP) have been condensed or omitted pursuant to such rules and regulations. However, the Company believes that the disclosures provided herein are adequate to make the information presented not misleading.

The information concerning Dollar Financial Corp. has been derived from our audited consolidated financial statements as of and for the year ended June 30, 2010, as included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2010, and from our consolidated financial statements as of and for the six months ended December 31, 2010, as included in our Quarterly Report on Form 10-Q for the six months ended December 31, 2010. The information concerning Sefina and MEM has been derived from the internally prepared financial statements of Sefina and MEM for the twelve months ended June 30, 2010 and as of and for the six months ended December 31, 2010. Both Sefina’s fiscal year and MEM’s fiscal year end on December 31. Sefina’s and MEM’s historical statement of operations for the twelve months ended June 30, 2010 represent a compilation of their quarterly periods during the twelve month period ended June 30, 2010. As a result, such statement of operations includes estimates inherent in preparing interim financial statements, such estimates were based on Sefina’s and MEM’s actual fiscal years. The financial statements of Sefina and MEM have been translated into U.S. dollars in accordance with GAAP. All balance sheet accounts are translated at the current exchange rate at each period end and income statement items are translated at the average exchange rate for the period. Certain reclassifications have been made to Sefina’s and MEM’s historical statements of operations to conform to Dollar’s presentation.

Article 11 of Regulation S-X requires that pro forma adjustments reflected in the unaudited pro forma condensed consolidated statements of operations are directly related to the transaction for which the pro forma financial information is presented and have a continuing impact on the results of operations. Certain charges have been excluded in the unaudited pro forma condensed consolidating statements of operations as such charges were incurred in direct connection with the acquisitions and are not expected to have an on-going impact on the results of operations after the closings.

The unaudited pro forma condensed consolidating statements of operations for the year ended June 30, 2010 and the six months ended December 31, 2010 give effect to the acquisition of Sefina and MEM as if the acquisitions had occurred on July 1, 2009. The unaudited pro forma condensed consolidating balance sheet as of December 31, 2010 gives effect to the acquisition of MEM as if it occurred on December 31, 2010.

Note 2.	Purchase Price Allocation

The unaudited pro forma consolidated financial statements have been prepared to give effect to the acquisition of MEM, which will be accounted for as a purchase business combination in accordance with ASC 805. For purposes of the following, we have used a total estimated cash purchase price of approximately $195.0 million.

Under the purchase method of accounting, the total estimated purchase price is allocated to MEM’s net tangible and intangible assets based on their current estimated fair values on the date of the acquisition. Based on management’s preliminary valuation of the fair value of tangible and intangible assets acquired and liabilities assumed, which are based on estimates and assumptions that are subject to change, and other factors as described in the introduction to these unaudited pro forma consolidating financial statements, the preliminary purchase price for the MEM acquisition is allocated as follows (in millions):

Cash	$17.8
Consumer loans	33.0

Prepaid expenses and other current assets	2.3
Property and equipment	4.5
Accounts payable	(3.4)
Accrued expenses and other liabilities	(7.7)
Long-term deferred tax liability	(15.3)

Net tangible assets acquired	31.2
Definite-lived intangible assets acquired	54.8
Indefinite-lived intangible assets acquired	3.1
Goodwill	105.9

Total estimated purchase price	$195.0

Prior to the end of the measurement period for finalizing the purchase price allocation, if information becomes available which would indicate adjustments are required to the purchase price allocation, such adjustments will be included in the purchase price allocation retrospectively.

Of the total estimated purchase price, an estimate of $31.2 million has been allocated to net tangible assets acquired, $54.8 million has been allocated to definite-lived intangible assets acquired and $3.1 million has been allocated to indefinite-lived intangible assets. The remaining purchase price has been allocated to goodwill.

The components of the estimated fair value of the acquired identifiable intangible assets are as follows:

		Estimated
	Estimated Fair	Useful Lives
	Value	(Years)

Purchased technology	$44.8	7
Customer relationships	5.3	2
Channel relationships	4.4	3
Non-compete contracts	0.3	3
Tradename	3.1	Indefinite

Total identifiable intangible assets	$57.9

MEM’s principal business consists of marketing, servicing and/or originating small-balance, short-term loans (up to £750 for less than 40 days) via the Internet, which we refer to as Internet micro-loans. The main trading entity in the group is MEM Consumer Finance Limited. This entity controls the Internet operations and is referred to as our “MEM” operations. Internet micro-loans are predominantly made by directing the customer to the MEM website generally through direct marketing. Once at the website, the customer completes an online application for a loan by providing his or her name, address, employment information, desired loan amount and bank account information. This information is automatically screened for fraud and other indicators and based on this information an application is immediately approved or declined. In some cases, additional information may be required from the applicant prior to making a loan decision. Once a loan is approved, the customer agrees to the terms of the loan and the amount borrowed is directly deposited onto a customer’s debit card. At the agreed upon repayment date, the customer’s debit card is automatically charged for the full amount of the loan plus applicable fees. If repayment is not made at the agreed-upon repayment date, it is considered delinquent and MEM will continually seek to contact the customer in order to collect the amount due. We will either seek full repayment or by agreement with the customer collect the amount under a repayment schedule of up to six months (depending on the amount due). After 90 days of in-house collection activity, the account will be transferred to a third-party collection agency with an aim of maximizing recovery of the charged-off debt.

The fair value of the purchased technology is determined using the “income method,” which starts with a forecast of all the expected future net cash flows. Some of the more significant assumptions inherent in the development of intangible asset values, from the perspective of the market participant, include: the amount and timing of the projected future cash flows (including revenue, cost of sales, operating expenses and working capital/

contributory asset charges); the discount rate selected to measure the risks inherent in the future cash flows; and the assessment of the asset’s life cycle and the competitive trends impacting the asset, as well as other factors. The fair value of the other identifiable assets is primarily determined using the replacement cost approach.

The definite-lived intangible assets acquired will result in approximately the following annual amortization expense (in thousands):

Fiscal Year 2011	$2.7
Fiscal Year 2012	10.7
Fiscal Year 2013	9.9
Fiscal Year 2014	7.5
Fiscal Year 2015	6.4
Thereafter	17.6

$54.8

Of the total estimated purchase price, approximately $105.9 million has been allocated to goodwill. Goodwill represents the excess of the purchase price of an acquired business over the fair value of the net tangible and intangible assets acquired. In accordance with ASC 350, “Intangibles-Goodwill and Other” goodwill will not be amortized but instead will be tested for impairment at least annually or more frequently if indicators of impairment arise. In the event that management determines that the goodwill has become impaired, we will incur an accounting charge for the amount of the impairment during the fiscal quarter in which the determination is made.

Note 3.	Pro Forma Acquisition Adjustments

Pro forma adjustments are made to reflect the estimated purchase price of MEM, to adjust amounts related to MEM’s net tangible and intangible assets to a preliminary estimate of the fair values of those assets and to reflect the amortization expense related to the estimated amortizable intangible assets.

The specific pro forma adjustments included in the unaudited pro forma condensed consolidating financial statements are as follows:

A — Reflects the closing of the MEM purchase and the total consideration paid using $45.0 million of existing cash and initial borrowing by Dollar Financial UK of $150.0 million on our global revolving credit facility.

B — To adjust intangible assets to an estimate of fair value, as follows (in millions):

Eliminate MEM’s historical intangible assets	$(2.1)
Estimated fair value of intangible assets acquired (see Note 2)	57.9

$55.8

C — To adjust goodwill to an estimate of acquisition-date goodwill, as follows (in millions):

Eliminate MEM’s historical goodwill	$(23.2)
Estimated transaction goodwill (see Note 2)	105.9

$82.7

D — To reflect estimated remaining transactional-related costs associated with our acquisitions of Sefina and MEM.

E — Elimination of pre-existing MEM intercompany debt.

F — Deferred tax liabilities related to the identified intangible assets as disclosed in Note B.

G — To reflect the anticipated impact of an equity offering based on $124.5 million in gross proceeds with estimated fees and expenses of $7.6 million. We intend to loan the net proceeds of this offering to Dollar Financial UK to enable it to repay a portion of the amounts it initially borrowed under our global revolving credit facility in connection with the closing of the MEM acquisition. We intend to seek permanent financing for the MEM acquisition after the completion of this offering, although, there can be no assurance that such financing will be available or as to its terms.

H — To eliminate pre-existing MEM shareholders’ equity.

I — In the historical financial statements of MEM, there were non-controlling interests representing minority ownerships in various majority-owned subsidiaries that were included as a component of total equity. As of December 31, 2010, those non-controlling interests represented an aggregate ownership of 18%. As part of our acquisition of MEM, these minority ownership positions will be eliminated and MEM will be the 100% owner of all subsidiaries. This pro forma adjustment reflects the elimination of the minority owned interests.

J — To adjust amortization expense as follows (in millions):

	Year Ended	Six
	June 30,	Months Ended
	2010	December 31, 2010

Eliminate Sefina historical intangible asset amortization expense	$(2.0)	$(1.0)
Estimated amortization expense for MEM intangibles:
Technology intangible	6.4	3.2
Customer relationships	2.7	1.4
Channel relationships	1.5	0.8
Non-compete contracts	0.1	—

Totals	$8.7	$4.4

K — To adjust historical interest expense as follows (in millions):

	Year Ended	Six
	June 30,	Months Ended
	2010	December 31, 2010

Eliminate Sefina historical intercompany interest expense	$(1.9)	$(0.9)
Eliminate MEM historical intercompany interest expense	(2.6)	(1.1)
Recognize additional DFC interest expense on net revolver borrowing	1.1	0.4

Totals	$(3.4)	$(1.6)

L — To reflect the elimination of nonrecurring acquisition-related advisory and legal fees incurred by us during the six months ended December 31, 2010. Nonrecurring charges that do not have a continuing impact on operations are excluded in the pro forma presentation of the condensed consolidated statement of operations.

M — To adjust tax provision expense for all income statement impacts using a tax rate of 26.3% for Sefina’s adjustments and 28.0% for MEM adjustments.

N — As disclosed in Note I, all MEM non-controlling interest partners will be eliminated as of closing date. This adjustment reflects the elimination of the net income attributed to non-controlling interests.

SELECTED FINANCIAL DATA

The following table of our selected consolidated historical financial data should be read in conjunction with our consolidated financial statements and related notes and other financial information incorporated by reference in this prospectus supplement and the accompanying prospectus. The consolidated balance sheet data as of June 30, 2009 and 2010, and the consolidated statement of operations data for each of the fiscal years ended June 30, 2008, 2009 and 2010, have been derived from our audited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus. The consolidated balance sheet data as of June 30, 2006 and 2007, and the consolidated statement of operations data for each of the fiscal years ended June 30, 2006 and 2007, have been derived from our audited consolidated financial statements which are not included or otherwise incorporated by reference in this prospectus supplement or the accompanying prospectus.

	Year Ended June 30,
	2006(1)	2007(1)	2008(1)	2009(1)(2)	2010(1)(2)
	(Dollars in Millions)

Consolidated Statement of Operations Data:
Revenues:
Consumer lending	$158.3	$221.8	$282.5	$266.5	$319.5
Check cashing	142.5	166.7	196.6	164.6	149.5
Pawn service fees and sales	5.4	7.4	12.1	13.8	19.9
Other	52.7	59.8	81.0	85.3	144.3

Total revenues	358.9	455.7	572.2	530.2	633.2

Operating expenses:
Salaries and benefits	106.8	129.5	159.4	145.7	154.0
Provision for loan losses	30.4	45.8	58.5	52.1	45.9
Occupancy	27.9	32.3	43.0	41.8	43.3
Returned checks, net and cash shortages	11.9	15.3	20.4	16.0	9.0
Bank charges and armored carrier service	8.8	10.6	13.5	13.4	13.9
Depreciation	7.9	9.4	13.7	13.1	14.3
Other	48.3	57.3	64.5	66.3	106.5

Total operating expenses	242.0	300.2	373.0	348.4	386.9

Operating margin	116.9	155.5	199.2	181.8	246.3
Corporate and other expenses:
Corporate expenses	41.0	53.3	70.9	68.2	86.8
Other depreciation and amortization	3.7	3.4	3.9	3.8	7.3
Interest expense, net(3)	29.7	31.5	44.4	43.7	68.9
Loss on extinguishment of debt	—	31.8	—	—	9.5
Goodwill impairment and other charges	—	24.3	—	—	—
Unrealized foreign exchange loss (gain)	—	7.6	—	(5.5)	10.2
Loss on derivatives not designated as hedges	—	—	0.2	—	12.9
Provision for (proceeds from) litigation settlements	5.8	(3.3)	0.3	57.9	29.1
Other expense, net	2.2	1.4	0.1	5.5	5.4

Income before income taxes	34.5	5.5	79.4	8.2	16.2
Income tax provision	27.5	37.7	36.0	15.0	21.4

Net income (loss)	$7.0	$(32.2)	$43.4	$(6.8)	$(5.2)
Less: Net loss attributable to non-controlling interests	—	—	—	—	(0.3)

Net income (loss) attributable to Dollar Financial Corp.	$7.0	$(32.2)	$43.4	$(6.8)	$(4.9)

	Year Ended June 30,
	2006(1)	2007(1)	2008(1)	2009(1)(2)	2010(1)(2)
	(Dollars in Millions)

Net income (loss) per share:
Basic(4)	$0.25	$(0.91)	$1.20	$(0.19)	$(0.14)
Diluted(4)	$0.25	$(0.91)	$1.18	$(0.19)	$(0.14)
Shares used to calculate net income (loss) per share:
Basic(4)	27,420,197	35,356,805	36,159,588	36,019,058	36,159,848
Diluted(4)	28,084,130	35,356,805	36,844,844	36,019,058	36,159,848
Operating and Other Data:
Net cash provided by (used in):
Operating activities	$20.9	$29.3	$80.8	$59.2	$86.7
Investing activities	$(39.4)	$(170.7)	$(167.0)	$(42.0)	$(184.4)
Financing activities	$39.7	$307.4	$0.3	$2.7	$169.8
Stores in operation at end of period:
Company-owned	765	902	1,122	1,031	1,058
Franchised stores/agents	485	378	330	175	122

Total	1,250	1,280	1,452	1,206	1,180

Consolidated Balance Sheet Data (at end of period):
Cash and cash equivalents	$118.7	$290.9	$209.7	$209.6	$291.3
Total assets	$551.8	$831.8	$941.4	$921.5	$1,214.6
Total debt	$311.0	$521.2	$535.6	$536.3	$728.6
Stockholders’ equity	$162.0	$199.9	$239.4	$209.1	$218.3

(1)	We have engaged in numerous acquisitions which are reflected in our historical financial statements from the date of such acquisitions and, as a result, the financial information for the periods presented may not be comparable. For additional information see our audited consolidated financial statements and related notes thereto and our unaudited interim consolidated financial statements incorporated by reference in this prospectus supplement.

(2)	For the years ended June 30, 2009 and 2010, the previously reported amounts of other revenue and other operating expenses have been revised to correct certain immaterial classification errors. Specifically, charges previously netted in calculating total revenues of $2.3 million and $22.3 million, respectively, have been reclassified to operating expenses. Accordingly, this reclassification increased other revenue, total revenue, other operating expense, and total operating expense by $2.3 million and $22.3 million for the years ended June 30, 2009 and June 30, 2010, respectively. This reclassification did not affect the previously reported amounts of operating margin for any period.

(3)	Includes $7.8 million, $8.6 million and $8.9 million of primarily non-cash imputed interest expenses related to the adoption of ASC 470-20 (formerly FSP APB 14-1) for the fiscal years ended June 30, 2008, 2009 and 2010, respectively.

(4)	On January 10, 2011, the Company announced a three-for-two stock split on all shares of its common stock. The stock split was distributed on February 4, 2011 in the form of a stock dividend to all stockholders of record on January 20, 2011. All share and per share amounts presented above were retroactively adjusted for the common stock split.

PRICE RANGE OF COMMON SHARES AND DIVIDENDS

Our common stock is listed on the NASDAQ Global Select Market under the symbol “DLLR.” On April 7, 2011, the last reported sale price of our common stock on the NASDAQ Global Select Market was $21.33. Below is a summary of the high and low prices of our common stock as reported on the NASDAQ Global Select Market for the indicated periods.

Period	High	Low

July 1, 2008 until September 30, 2008	$14.61	$9.95
October 1, 2008 until December 31, 2008	$10.85	$3.92
January 1, 2009 until March 31, 2009	$7.16	$3.22
April 1, 2009 until June 30, 2009	$9.73	$5.61
July 1, 2009 until September 30, 2009	$12.66	$8.59
October 1, 2009 until December 31, 2009	$17.00	$9.99
January 1, 2010 until March 31, 2010	$16.87	$13.53
April 1, 2010 until June 30, 2010	$18.14	$11.73
July 1, 2010 until September 30, 2010	$14.23	$9.93
October 1, 2010 until December 31, 2010	$19.15	$13.33
January 1, 2011 until March 31, 2011	$21.79	$18.79
April 1, 2011 until April 7, 2011	$22.70	$20.01

The above table shows only historical comparisons. The comparisons may not provide meaningful information to you in determining whether to purchase our common stock. You are urged to obtain current market quotations for our common stock and to review carefully the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently expect to retain any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock will be dependent upon the ability of Dollar Financial Group, Inc., our wholly-owned subsidiary, to pay dividends or make cash payments or advances to us. Our global revolving credit agreement contains restrictions on our declaration and payment of dividends. See “Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the notes to consolidated financial statements included in our Annual Report on Form 10-K for our fiscal year ended June 30, 2010 filed with the Securities and Exchange Commission on August 31, 2010 and “Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the notes to consolidated financial statements included in our Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2010 and February 9, 2011. For example, Dollar Financial Group, Inc.’s ability to pay dividends or to make other distributions to us, and thus our ability to pay cash dividends on our common stock, will depend upon, among other things, its level of indebtedness at the time of the proposed dividend or distribution, whether it is in default under its financing agreements and the amount of dividends or distributions made in the past. Our future dividend policy will also depend on the requirements of any future financing agreements to which we may be a party and other factors considered relevant by our board of directors, including the General Corporation Law of the State of Delaware, which provides that dividends are only payable out of surplus or current net profits.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF COMMON STOCK

This discussion describes the material U.S. federal income tax consequences applicable to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or non-U.S. tax consequences of an investment in our common stock. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis.

This discussion applies to non-U.S. holders who beneficially own our common stock as a capital asset for U.S. federal income tax purposes. This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder in light of that holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, certain former citizens or permanent residents of the United States, an integral part or controlled entity of a foreign sovereign, partnerships and other pass-through entities, real estate investment trusts, regulated investment companies, “controlled foreign corporations,” “passive foreign investment companies,” banks, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, persons that own or have owned more than 5% of our common stock, persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation, or persons that hold our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction.

For U.S. federal income tax purposes, income earned through a U.S. or non-U.S. partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is attributed to its owners. Accordingly, if a partnership holds our common stock, the tax treatment of its owners will generally depend on their specific status and the activities of the partnership. Partners of partnerships that hold our common stock are urged to consult their own tax advisors concerning the particular U.S. federal income tax consequences applicable to them.

The actual tax consequences of investing in our common stock will vary depending on each prospective purchaser’s circumstances. Prospective purchasers are urged to consult their own tax advisors concerning the particular U.S. federal income tax consequences to them of the purchase, ownership and disposition of our common stock, as well as the consequences to them arising under the laws of any other taxing jurisdiction.

For purposes of the U.S. federal income tax discussion below, a non-U.S. Holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership for U.S. federal income tax purposes. A U.S person is any of the following:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

Distributions on Common Stock

As discussed under “Dividend Policy” above, we do not expect to pay any dividends on our common stock in the foreseeable future. If, however, we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described under the section titled “— Gain on Sale or Disposition of Common Stock” below.

Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with a U.S. trade or business conducted by such holder generally will be subject to withholding tax at a rate of 30% of the gross amount of the dividends or a such reduced rate specified by an applicable income tax treaty. In order to obtain the benefit of a reduced treaty rate, a non-U.S. holder must provide a properly executed Internal Revenue Service (“IRS”) Form W-8BEN (or other applicable form) certifying its entitlement to benefits under an applicable treaty. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically.

If a non-U.S. holder is engaged in a trade or business in the United States, and dividends paid to the non-U.S. holder are effectively connected with the conduct of that trade or business, the non-U.S. holder will generally be taxed on a net income basis in the same manner as a U.S. person, subject to an applicable income tax treaty providing otherwise. The withholding tax discussed in the preceding paragraph does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI (or other applicable form), certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or such lower rate specified by an applicable tax treaty).

Gain on Sale or Disposition of Common Stock

Subject to the discussion below concerning backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of our common stock, unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. Holder in the United States);

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the sale or disposition and certain other requirements are met; or

•	we are or have been a U.S. real property holding corporation (“USRPHC”) as defined in the Code, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

Unless an applicable tax treaty provides otherwise, the gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a U.S. person. A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty).

Gain described in the second bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate (or such a lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses of the non-U.S. holder.

With respect to the third bullet point above, we believe that we are not, and we do not anticipate becoming, a USRPHC.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends on our common stock and the proceeds from a sale or other disposition of our common stock. A non-U.S. holder may have to comply with certification procedures to establish that it is not a U.S. person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under an income tax treaty will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a non-U.S. holder may be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such non-U.S. holder to a refund, provided that the required information is timely furnished to the IRS.

Additional Withholding on Certain Foreign Entities

Recent legislation generally imposes a withholding tax of 30% on payments to certain foreign entities, after December 31, 2012, of dividends on and the gross proceeds of dispositions of our common stock. In general, if the payment is made to a “foreign financial institution” the payment will be subject to the 30% withholding unless the foreign financial institution has entered into an agreement with the IRS with respect to the diligence and reporting of certain of its U.S. account holders. If the payment is made to a “non-financial foreign entity” it will be subject to the 30% withholding unless the non-financial foreign entity certifies that it does not have substantial U.S. owners or it furnishes identifying information regarding each substantial U.S. owner. The documentation needed to preclude this withholding is being developed by the IRS. It is likely that the documentation needed to preclude this withholding will be different from and in addition to the beneficial owner certification requirements described above. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING (Conflicts of Interest)

Under the terms and subject to the conditions contained in an underwriting agreement dated April 7, 2011, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Nomura Securities International, Inc. are acting as representatives, the following respective numbers of shares of common stock:

Number of
Underwriter	Shares

Credit Suisse Securities (USA) LLC	2,700,000
Nomura Securities International, Inc.	1,200,000
SG Americas Securities, LLC	750,000
JMP Securities LLC	300,000
Piper Jaffray & Co.	300,000
Roth Capital Partners, LLC	300,000
Stephens Inc.	300,000
Houlihan Lokey Capital, Inc.	90,000
Knight Capital Americas, L.P.	60,000

Total	6,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 900,000 additional shares at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $0.68 per share. After the public offering the representatives may change the public offering price and concession.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$1.14125	$1.14125	$6,847,500	$7,874,625
Expenses payable by us	$0.12417	$0.10797	$745,000	$745,000

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 60 days after the date of this prospectus supplement, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

Our directors and executive officers have agreed that they will not, subject to certain exceptions, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 60 days after the date of this prospectus supplement. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

The shares of common stock are listed on the NASDAQ Global Select Market under the symbol “DLLR.”

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus supplement in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Selling Restrictions Concerning the Member States of the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or a Relevant Member State, including each Relevant Member State that has implemented the 2010 PD Amending Directive with regard to persons to whom an offer of securities is addressed and the denomination per unit of the offer of securities, or an Early Implementing Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the shares of common stock has not been made or will not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the shares of common stock to the public in that Relevant Member State at any time:

(a) to “qualified investors” as defined in the Prospectus Directive, including (1) (in the case of Relevant Member States other than Early Implementing Member States), legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in shares of common stock, or any legal entity which has two or more of (x) an average of at least 250 employees during the last financial year; (y) a total balance sheet of more than €43,000,000 million and (z) an annual turnover of more than €50,000,000 million as shown in its last annual or consolidated accounts; or (2) (in the case of Early Implementing Member States), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognized as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients;

(b) to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), as permitted in the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of common stock shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (1) it is a “qualified investor”, and (2) in the case of any shares of common stock acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (x) the shares of common stock acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member

State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale, or (y) where shares of common stock have been acquired by it on behalf of persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, the offer of those shares of common stock to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase any shares of common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71 EC (including the 2010 PD Amending Directive, in the case of Early Implementing Member States) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Selling Restrictions Concerning the United Kingdom

This prospectus supplement and the accompanying prospectus do not constitute a prospectus for the purposes of the prospectus rules issued by the U.K. Financial Services Authorities, or the FSA, pursuant to section 84 of the Financial Services and Markets Act 2000, as amended, or the FSMA, and has not been filed with the FSA. The shares of common stock may not be offered or sold and will not be offered or sold to the public in the United Kingdom (within the meaning of section 102B of the FSMA) save in the circumstances where it is lawful to do so without an approved prospectus (with the meaning of the section 85 of the FSMA) being made available to the public before the offer is made. In addition, no person may communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale or any shares of common stock except in circumstances in which section 21(1) of the FSMA does not apply to us. This prospectus supplement and the accompanying prospectus are directed only at (i) persons who are outside the United Kingdom and (ii) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the FPO, or (iii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49 of the FPO.

Any investment or investment activity to which this prospectus supplement and the accompanying prospectus relate is only available to and will only be engaged in with such persons who fall within (ii) or (iii) above, and persons who do not should not rely on or act upon this communication.

Conflicts of Interest

Because certain affiliates of Credit Suisse (USA) LLC, Nomura Securities International, Inc. and SG Americas Securities, LLC are lenders under our global revolving credit facility, they each will receive more than 5% of the net proceeds of this offering. This offering is being made in compliance with Rule 5121 of the Financial Industry Regulatory Authority rules. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering because the securities offered hereby have a “bona fide public market.”

In the ordinary course of business, Credit Suisse Securities (USA) LLC, Nomura Securities International, Inc. and SG Americas Securities, LLC and/or their affiliates have engaged, and each of Credit Suisse Securities (USA) LLC, Nomura Securities International, Inc. and SG Americas Securities, LLC and/or their affiliates may in the future engage, in commercial banking or investment banking transactions with us and our affiliates for which they have received, and will in the future receive, customary compensation. Certain affiliates of Credit Suisse Securities (USA) LLC, Nomura Securities International, Inc. and SG Americas Securities, LLC are lenders under our global revolving credit facility and may receive a portion of amounts to be repaid under our global revolving credit facility from the proceeds of this offering. See “Use of Proceeds.”

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act, and we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the reports, proxy statements and other information that we file at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Our filings are also available free of charge at the SEC’s website at http://www.sec.gov and through The NASDAQ Stock Market, LLC, or NASDAQ, on which our common stock is listed.

Information about obtaining copies of our public filings with NASDAQ is available at their website at http://www.nasdaq.com.

We have filed with the SEC a registration statement on Form S-3 (Registration File No. 333-164097) covering the securities offered by this prospectus supplement. This prospectus supplement does not contain all of the information contained or incorporated by reference in the Registration Statement. For more information about us and our securities, you should read the Registration Statement and its exhibits and schedules. Copies of the Registration Statement, including its exhibits, may be inspected without charge at the offices of the SEC or obtained at prescribed rates from the Public Reference Room of the SEC at 100 F Street NE, Washington, D.C. 20549. Copies of the Registration Statement may be obtained without charge at the SEC’s website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC after the date of this prospectus will automatically update and may supersede this information. We are incorporating by reference into this prospectus the documents listed below:

•	our annual report on Form 10-K for the fiscal year ended June 30, 2010 filed on August 31, 2010;

•	our quarterly report on Form 10-Q for the quarter ended September 30, 2010 filed on November 8, 2010;

•	our quarterly report on Form 10-Q for the quarter ended December 31, 2010 filed on February 9, 2011;

•	our current reports on Form 8-K filed on July 29, 2010, November 17, 2010, December 8, 2010, January 5, 2011, January 6, 2011 (as amended by a Form 8-K/A filed on March 14, 2011), March 9, 2011 and April 5, 2011;

•	our proxy statement on Schedule 14A filed on November 14, 2010;

•	the description of our common stock contained in our Registration Statement on Form 8-A, as filed with the SEC on July 26, 2004 (File No. 000-50866) and incorporating by reference the information contained in our Registration Statement on Form S-1 (File No. 333-113570), including any amendment or report filed for the purpose of updating that description; and

•	all documents that we file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement until we terminate this offering.

We do not incorporate by reference any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K in any prior or future filings, unless specifically stated otherwise in such filings. Any statement contained in a document incorporated by reference in this prospectus shall be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, any prospectus supplement or in any other subsequently filed document which is incorporated by reference modifies or supersedes such statement.

You can obtain copies of any of the documents incorporated by reference in this prospectus from us or, as described above, through the SEC or the SEC’s web site at http://www.sec.gov. Documents incorporated by reference are available from us, without charge, excluding all exhibits unless specifically incorporated by reference in the documents. You may obtain documents incorporated by reference in this prospectus by writing to us at the following address or by calling us at the telephone number listed below:

Dollar Financial Corp.
1436 Lancaster Avenue, Suite 300
Berwyn, Pennsylvania 19312
Attention: Investor Relations
Telephone: (610) 296-3400

We also maintain a web site at http://www.dfg.com (which is not intended to be an active hyperlink in this prospectus) through which you can obtain copies of documents that we have filed with the SEC. The contents of that site are not incorporated by reference in or otherwise a part of this prospectus.

LEGAL MATTERS

The validity of the common shares offered hereby, as well as certain legal matters relating to us, will be passed upon for us by Pepper Hamilton LLP. Certain legal matters related to the offering will be passed upon for the underwriters by Cravath, Swaine & Moore LLP.

EXPERTS

The consolidated financial statements of Dollar Financial Corp., appearing in Dollar Financial Corp’s Annual Report on Form 10-K for the year ended June 30, 2010 and the effectiveness of Dollar Financial Corp’s internal control over financial reporting as of June 30, 2010 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Sefina Finance AB and its subsidiaries as of and for the year ended December 31, 2010 incorporated in this prospectus supplement by reference to our Current Report on Form 8-K/A filed with the SEC on March 14, 2011 have been so incorporated in reliance on the report of KPMG AB, independent auditors, as stated in their report incorporated by reference herein.

The financial statements of Purpose UK Holdings Limited and its subsidiaries as of and for each of the three years in the period ended December 31, 2010 incorporated in this prospectus by reference to our Current Report on Form 8-K filed with the Securities and Exchange Commission on April 5, 2011 have been so incorporated in reliance on the report of BDO LLP, independent auditors, as stated in their report incorporated by reference herein.

PROSPECTUS

Dollar Financial Corp.

$750,000,000
COMMON STOCK
PREFERRED STOCK
DEBT SECURITIES
WARRANTS
UNITS

This prospectus relates to common stock, preferred stock, debt securities, warrants and units that we may sell from time to time in one or more offerings up to a total public offering price of an aggregate of $750,000,000 (or its equivalent in foreign or composite currencies) on terms to be determined at the time of sale. We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement for those securities.

Our common stock is listed on The NASDAQ Stock Market LLC under the symbol “DLLR.” Each prospectus supplement to this prospectus will contain information, where applicable, as to any other listing on The NASDAQ Stock Market LLC or any other national securities exchange of the securities covered by such prospectus supplement.

These securities may be sold directly by us, through dealers or agents designated from time to time, to or through underwriters or through a combination of these methods. See “Plan of Distribution” in this prospectus. We may also describe the plan of distribution for any particular offering of these securities in any applicable prospectus supplement. If any agents, underwriters or dealers are involved in the sale of any securities in respect of which this prospectus is being delivered, we will disclose their names and the nature of our arrangements with them in a prospectus supplement. The net proceeds we expect to receive from any such sale will also be included in a prospectus supplement.

Investing in our securities involves risks. See “Risk Factors” on page 5 of this prospectus. We may include specific risk factors in an applicable prospectus supplement under the heading “Risk Factors.” You should review that section of the prospectus supplement for a discussion of matters that investors in our securities should consider.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 11, 2010.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3, or Registration Statement, that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to an aggregate public offering price of $750,000,000 (or its equivalent in foreign or composite currencies). This prospectus provides you with a general description of the securities that we may offer. Each time we use this prospectus to sell securities, we will provide a prospectus supplement that will contain specific information about the securities being offered and the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement and the documents incorporated by reference into this prospectus, together with the additional information described below under “Where You Can Find More Information,” carefully before making an investment decision.

Any statement made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any prospectus supplement or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. See “Incorporation of Certain Documents by Reference” in this prospectus

Unless the context otherwise requires, in this prospectus, “Dollar”, “DFC”, the “Company”, “we”, “us”, “our” and similar names refer to Dollar Financial Corp.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the reports, proxy statements and other information that we file at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Our filings are also available free of charge at the SEC’s website at http://www.sec.gov and through The NASDAQ Stock Market, LLC, or NASDAQ, on which our common stock is listed.

Information about obtaining copies of our public filings with NASDAQ is available at their website at http://www.nasdaq.com.

This prospectus is part of the Registration Statement that we filed with the SEC under the Securities Act of 1933, as amended, or the Securities Act. This prospectus does not contain all of the information set forth in the Registration Statement. For more information about us and our securities, you should read the Registration Statement and its exhibits and schedules. Copies of the Registration Statement, including its exhibits, may be inspected without charge at the offices of the SEC or obtained at prescribed rates from the Public Reference Room of the SEC at 100 F Street NE, Washington, D.C. 20549. Copies of the Registration Statement may be obtained without charge at the SEC’s website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC after the date of this prospectus will automatically update and may supersede this information. We are incorporating by reference into this prospectus the documents listed below:

•	our annual report on Form 10-K for the fiscal year ended June 30, 2009 filed on September 3, 2009;

•	our quarterly report on Form 10-Q for the quarter ended September 30, 2009 filed on November 9, 2009;

•	our current reports on Form 8-K filed on June 30, 2009, August 14, 2009, September 1, 2009, October 28, 2009, November 2, 2009 (but only such report from such date reporting under items 5.02 and 9.01), November 12, 2009, November 13, 2009, November 18, 2009, November 20, 2009, December 2, 2009, December 9, 2009 and December 24,2009;

•	all documents that we file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial filing of the Registration Statement and prior to the effectiveness of the Registration Statement; and

•	all documents that we file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the final offering of securities under this prospectus.

We do not incorporate by reference any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K in any future filings, unless specifically stated otherwise in such filings. Any statement contained in a document incorporated by reference in this prospectus shall be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, any prospectus supplement or in any other subsequently filed document which is incorporated by reference modifies or supersedes such statement.

You can obtain copies of any of the documents incorporated by reference in this prospectus from us or, as described above, through the SEC or the SEC’s web site at http://www.sec.gov. Documents incorporated by reference are available from us, without charge, excluding all exhibits unless specifically incorporated by reference in the documents. You may obtain documents incorporated by reference in this prospectus by writing to us at the following address or by calling us at the telephone number listed below:

Dollar Financial Corp.
1436 Lancaster Avenue
Berwyn, Pennsylvania 19312
Attention: Investor Relations
Telephone: (610) 296-3400

We also maintain a web site at http://www.dfg.com (which is not intended to be an active hyperlink in this prospectus) through which you can obtain copies of documents that we have filed with the SEC. The contents of that site are not incorporated by reference into or otherwise a part of this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus and any prospectus supplement contains or incorporates by reference certain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act and other applicable securities legislation, regarding, among other things, potential expansion of our business (through acquisitions or otherwise), anticipated improvements in operations, our plans, earnings, cash flow and expense estimates, strategies and prospects, both business and financial. All statements other than statements of current or historical fact contained in thie prospectus and any prospectus supplement are forward-looking statements. The words “believe,” “expect,” “anticipate,” “should,” “plan,” “will,” “may,” “intend,” “estimate,” “potential,” “continue” and similar expressions, as they relate to us, are intended to identify forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events, financial trends, litigation and industry regulations that we believe may affect our financial condition, results of operations, business strategy and financial needs. They can be affected by inaccurate assumptions, including, without limitation with respect to risks, uncertainties, anticipated operating efficiencies, the general economic conditions in the markets in which we operate, new business prospects and the rate of expense increases. In light of these risks, uncertainties and assumptions, the forward-looking statements in this prospectus and any prospectus supplement may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. Additional factors that could materially alter such forecasts and forward-looking statements include but are not limited to:

•	our ability to generate a sufficient amount of cash to service our indebtedness and fund our operations;

•	our ability to manage changes in applicable laws and regulations governing consumer protection, lending and other practices;

•	our ability to manage risks inherent in an international operation, including foreign currency fluctuation;

•	the consequences of the continued U.S. and global financial crisis and the accompanying worldwide recession and the impact on the markets we serve;

•	our ability to sustain demand for our products and services;

•	our ability to manage our growth effectively;

•	potential outcomes of our current and future litigation;

•	our ability to effectively compete in the financial services industry and maintain our share of the market;

•	our ability to effectively manage any changes in foreign tax and political and economic conditions;

•	our ability to successfully integrate newly acquired businesses into our operations;

•	our ability to compete in light of technological advances; and

•	our ability to safeguard against employee error and theft.

You should read this prospectus and any prospectus supplement and the documents that we reference herein and therein, as well as the exhibits filed with or incorporated by reference into the Registration Statement, completely and with the understanding that our actual future results may be materially different from what we expect. You should assume that the information appearing in this prospectus and any prospectus supplement is accurate as of the date on the front cover of this prospectus or such prospectus supplement only. Our business, financial condition, results of operations and prospects may change. We may not update these forward-looking statements, even though our situation may change in the future, unless we have obligations under the federal securities laws to update and disclose material developments related to previously disclosed information. We qualify all of the information presented in this prospectus and any prospectus supplement, and particularly our forward-looking statements, by these cautionary statements.

ABOUT DOLLAR FINANCIAL CORP.

We are a leading international financial services company serving unbanked and under-banked consumers. We believe our financial services store network is the largest network of its kind in each of Canada and the United Kingdom and the second-largest network of its kind in the United States. Our customers are typically service sector individuals who require basic financial services but, for reasons of convenience and accessibility, purchase some or all of their financial services from us rather than from banks and other financial institutions. To meet the needs of these customers, we provide a range of consumer financial products and services primarily consisting of check cashing, single-payment consumer loans, longer-term installment loans, pawn lending, debit cards, phone/gift cards, bill payment, money orders, money transfers, foreign exchange, gold buying and legal document processing services.

You can get more information regarding our business and industry by reading our most recent annual report on Form 10-K and the other reports we file with the SEC. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

Dollar Financial Corp. is a Delaware corporation formed in 1990.

RISK FACTORS

Investing in our securities involves risk. Please see the risk factors under the heading “Risk Factors” in our most recent annual report on Form 10-K, as revised or supplemented by our quarterly reports on Form 10-Q filed with the SEC since the filing of our most recent annual report on Form 10-K, each of which are on file with the SEC and are incorporated herein by reference. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus and any prospectus supplement. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem to be immaterial may also affect our business operations.

USE OF PROCEEDS

Unless we indicate otherwise in the prospectus supplement for a particular offering, we intend to use the net proceeds of the securities offered by this prospectus for working capital and general corporate purposes, which may include, but not be limited to, the acquisition of assets or businesses and the repayment of our debt. We will set forth in the prospectus supplement for a particular offering our intended use for the net proceeds received from the sale of securities in such offering. We may also invest the net proceeds temporarily until we use them for their stated purpose.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for each of the five most recently completed fiscal years and any required interim periods will each be specified in a prospectus supplement or in a document that we file with the SEC and incorporate by reference pertaining to the issuance, if any, by us of debt securities in the future.

GENERAL DESCRIPTION OF SECURITIES WE MAY OFFER

We may offer shares of our common stock and preferred stock, various series of debt securities, warrants or units to purchase any of such securities, with a total public offering price of up to $750,000,000, from time to time in one or more offerings under this prospectus at prices and on terms to be determined by market conditions at the time of the offering. This prospectus provides you with a general description of the securities that we may offer. In connection with each offering, we will provide a prospectus supplement that will describe the specific amounts, prices and terms of the securities being offered, including, to the extent applicable:

•	designation or classification;

•	aggregate offering price;

•	rates and times of payment of dividends;

•	redemption, conversion or exchange terms;

•	conversion or exchange prices or rates and any provisions for changes to or adjustments in the conversion or exchange prices or rates and in the securities or other property receivable upon conversion or exchange;

•	ranking;

•	restrictive covenants;

•	voting or other rights; and

•	important federal income tax considerations.

The prospectus supplement also may add, update or change information contained in this prospectus or in documents we have incorporated by reference. However, no prospectus supplement will offer a security that is not included in the Registration Statement at the time of its effectiveness or offer a security of a type that is not described in this prospectus.

This prospectus may not be used to consummate a sale of securities unless it is accompanied by a prospectus supplement.

DESCRIPTION OF CAPITAL STOCK

Our certificate of incorporation authorizes the issuance of up to 55,500,000 shares of common stock, par value $0.001 per share and 10,000,000 shares of undesignated preferred stock, par value $0.001 per share, the rights and preferences of which may be established from time to time by our board of directors. As of November 30, 2009, we had outstanding 24,133,308 shares of common stock and zero shares of preferred stock.

The following is qualified in its entirety by reference to our certificate of incorporation and our bylaws, and by the provisions of applicable law. A copy of our certificate of incorporation and bylaws are included as exhibits to our most recent annual report on Form 10-K.

Common Stock

Holders of our common stock are entitled to one vote for each share for the election of directors and on all other matters submitted to a vote of stockholders, and do not have cumulative voting rights. Generally, in matters other than the election of directors, the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote on the matter shall be the action of the stockholders. For the election of directors, directors are elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote. Holders of our common stock are entitled to receive, as, when and if declared by our board of directors from time to time, such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes, subject to any preferential dividend or other rights of any then outstanding preferred stock.

No preemptive, conversion, subscription or liquidation rights or sinking fund provisions apply to our common stock. All outstanding shares of our common stock are fully paid and non-assessable. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the assets available for distribution, subject to any preferential or other rights of any then outstanding preferred stock.

Preferred Stock

Our board of directors has the authority, without action by our stockholders, to designate and issue preferred stock in one or more classes or one or more series of stock within any class and to designate the rights, preferences and privileges of each class or series, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until our board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in our control without further action by the stockholders.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws and Delaware Law

Provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws could make the following more difficult:

•	the acquisition of us by means of a tender offer;

•	the acquisition of us by means of a proxy contest or otherwise; or

•	the removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms

•	Classified Board of Directors. Under our amended and restated certificate of incorporation and our amended and restated bylaws, our board of directors is divided into three classes of directors serving staggered three-year terms which means that the entire board of directors will not be up for election each year.

•	Stockholder meetings. Under our amended and restated certificate of incorporation and our amended and restated bylaws, only the board of directors, the chairman of the board of directors, the chief executive officer and the president may call special meetings of stockholders.

•	Requirements for advance notification of stockholder proposals and director nominations. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

•	No action by written consent. Under our amended and restated certificate of incorporation, stockholders may only take action at an annual or special meeting of stockholders and may not act by written consent.

•	Delaware anti-takeover law. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, owned, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

•	No cumulative voting. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting in the election of directors.

Limitation of Liability

Our amended and restated certification of incorporation and our amended and restated bylaws limit the liability and provide for indemnification of directors and officers to the fullest extent permitted by Delaware law.

Listing

Our common stock is listed on NASDAQ under the symbol “DLLR.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company. Its address is 59 Maiden Lane, Plaza Level, New York, New York 10038, and its telephone number is (800) 937-5449.

DESCRIPTION OF DEBT SECURITIES

This prospectus describes certain general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a supplement to this prospectus. The following description of debt securities will apply to the debt securities offered by this prospectus unless we provide otherwise in the applicable prospectus supplement. The applicable prospectus supplement for a particular series of debt securities may specify different or additional terms.

We may offer under this prospectus up to $750,000,000 aggregate principal amount of secured or unsecured debt securities, or if debt securities are issued at a discount, or in a foreign currency or composite currency, such principal amount as may be sold for an initial public offering price of up to $750,000,000. The debt securities may be either senior debt securities, senior subordinated debt securities or subordinated debt securities. The debt securities offered hereby will be issued under an indenture between us and a trustee. A form of indenture, which will be qualified under, subject to, and governed by, the Trust Indenture Act of 1939, as amended, is filed as an exhibit to the Registration Statement.

General

The terms of each series of debt securities will be established by or pursuant to a resolution of our board of directors and detailed or determined in the manner provided in a board of directors’ resolution, an officers’ certificate or an indenture. The particular terms of each series of debt securities will be described in a prospectus supplement relating to the series, including any pricing supplement.

We can issue debt securities that may be in one or more series with the same or various maturities, at par, at a premium or at a discount. We will set forth in a prospectus supplement, including any pricing supplement, relating to any series of debt securities being offered the initial offering price, the aggregate principal amount and the following terms of the debt securities:

•	the title of the debt securities;

•	the price or prices (expressed as a percentage of the aggregate principal amount) at which we will sell the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates on which we will pay the principal on the debt securities;

•	the rate or rates (which may be fixed or variable) per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest, the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date;

•	the place or places where the principal of, premium, and interest on the debt securities will be payable;

•	the terms and conditions upon which we may redeem the debt securities;

•	any obligation we have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities;

•	the dates on which and the price or prices at which we will repurchase the debt securities at the option of the holders of debt securities and other detailed terms and provisions of these repurchase obligations;

•	the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

•	whether the debt securities will be issued in the form of certificated debt securities or global debt securities;

•	the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

•	the currency of denomination of the debt securities;

•	the designation of the currency, currencies or currency units in which payment of principal of, premium and interest on the debt securities will be made;

•	if payments of principal of, premium or interest on the debt securities will be made in one or more currencies or currency units other than that or those in which the debt securities are denominated, the manner in which the exchange rate with respect to these payments will be determined;

•	the manner in which the amounts of payment of principal of, premium or interest on the debt securities will be determined, if these amounts may be determined by reference to an index based on a currency or currencies other than that in which the debt securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

•	any provisions relating to any security provided for the debt securities;

•	any addition to or change in the events of default described in this prospectus or in the indenture with respect to the debt securities and any change in the acceleration provisions described in this prospectus or in the indenture with respect to the debt securities;

•	any addition to or change in the covenants described in this prospectus or in the indenture with respect to the debt securities;

•	any other terms of the debt securities, which may modify or delete any provision of the indenture as it applies to that series; and

•	any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities.

We may issue debt securities that are exchangeable and/or convertible into shares of our common stock or any class or series of preferred stock. The terms, if any, on which the debt securities may be exchanged for and/or converted will be set forth in the applicable prospectus supplement. Such terms may include provisions for conversion, either mandatory, at the option of the holder or at our option, in which case the number of shares of common stock, preferred stock or other securities to be received by the holders of debt securities would be calculated as of a time and in the manner stated in the prospectus supplement.

We may issue debt securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the indenture. We will provide you with information on the federal income tax considerations and other special considerations applicable to any of these debt securities in the applicable prospectus supplement.

If we denominate the purchase price of any of the debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of and any premium and interest on any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will provide you with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of debt securities and such foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.

Payment of Interest and Exchange

Each debt security will be represented by either one or more global securities registered in the name of The Depository Trust Company, as Depositary, or a nominee of the Depositary (we will refer to any debt security represented by a global debt security as a book-entry debt security), or a certificate issued in definitive registered form (we will refer to any debt security represented by a certificated security as a certificated debt security), as described in the applicable prospectus supplement.

Certificated Debt Securities

You may transfer or exchange certificated debt securities at the trustee’s office or paying agencies in accordance with the terms of the indenture. No service charge will be made for any transfer or exchange of certificated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

You may transfer certificated debt securities and the right to receive the principal of, premium and interest on certificated debt securities only by surrendering the old certificate representing those certificated debt securities and either we or the trustee will reissue the old certificate to the new holder or we or the trustee will issue a new certificate to the new holder.

Book-Entry Debt Securities

We may issue the debt securities of a series in the form of one or more book-entry debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. We may issue book-entry debt securities in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any book-entry debt security.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase debt securities, common stock, preferred stock or other securities or any combination of the foregoing. We may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. We will issue warrants under one or more warrant agreements between us and a warrant agent that we will name in the prospectus supplement.

The prospectus supplement relating to any warrants that we may offer will include specific terms relating to the offering. We will file the form of any warrant agreement with the SEC, and you should read the warrant agreement for provisions that may be important to you. The prospectus supplement will include some or all of the following terms:

•	the title of the warrants;

•	the aggregate number of warrants offered;

•	the designation, number and terms of the debt securities, common stock, preferred stock or other securities purchasable upon exercise of the warrants, and procedures by which those numbers may be adjusted;

•	the exercise price of the warrants;

•	the dates or periods during which the warrants are exercisable;

•	the designation and terms of any securities with which the warrants are issued;

•	if the warrants are issued as a unit with another security, the date, if any, on and after which the warrants and the other security will be separately transferable;

•	if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated;

•	any minimum or maximum amount of warrants that may be exercised at any one time;

•	any terms, procedures and limitations relating to the transferability, exchange, exercise, amendment or termination of the warrants; and

•	any adjustments to the terms of the warrants resulting from the occurrence of certain events or from the entry into or consummation by us of certain transactions.

DESCRIPTION OF UNITS

The following description, together with the additional information we include in any applicable prospectus supplement, summarizes the material terms and provisions of the units that we may offer under this prospectus. Units may be offered independently or together with common stock, preferred stock, debt securities and/or warrants offered by any prospectus supplement, and may be attached to or separate from those securities. While the terms we have summarized below will generally apply to any future units that we may offer under this prospectus, we will describe the particular terms of any series of units that we may offer in more detail in the applicable prospectus supplement. The terms of any units offered under a prospectus supplement may differ from the terms described below.

We will incorporate by reference into the Registration Statement the form of unit agreement, including a form of unit certificate, if any, that describes the terms of the series of units we are offering before the issuance of the related series of units. The following summaries of material provisions of the units and the unit agreements are subject to, and qualified in their entirety by reference to, all the provisions of the unit agreement applicable to a particular series of units. We urge you to read the applicable prospectus supplements related to the units that we sell under this prospectus, as well as the complete unit agreements that contain the terms of the units.

General

We may issue units comprised of one or more shares of common stock or preferred stock, debt securities and warrants in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

We will describe in the applicable prospectus supplement the terms of the series of units, including:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	the rights and obligations of the unit agent, if any;

•	any provisions of the governing unit agreement that differ from those described below; and

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units.

The provisions described in this section, as well as those described under “Description of Capital Stock,” “Description of Debt Securities” and “Description of Warrants,” will apply to each unit and to any common stock, preferred stock, debt securities or warrants included in each unit, respectively.

Issuance in Series

We may issue units in such amounts and in numerous distinct series as we determine.

PLAN OF DISTRIBUTION

We may sell the securities being offered pursuant to this prospectus directly to purchasers, to or through underwriters, through dealers or agents, or through a combination of such methods. The prospectus supplement with respect to the securities being offered will set forth the terms of the offering of those securities, including the names of the underwriters, dealers or agents, if any, the purchase price, the net proceeds to us, any underwriting discounts and other items constituting underwriters’ compensation, the initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such securities may be listed.

If underwriters are used in an offering, we will execute an underwriting agreement with such underwriters and will specify the name of each underwriter and the terms of the transaction (including any underwriting discounts and other terms constituting compensation of the underwriters and any dealers) in a prospectus supplement. The securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more investment banking firms or others, as designated. If an underwriting syndicate is used, the managing underwriter(s) will be specified on the cover of the prospectus supplement. If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the offered securities if any are purchased.

If dealers are used in an offering, we will sell the securities to the dealers as principals. The dealers then may resell the securities to the public at varying prices which they determine at the time of resale. The names of the dealers and the terms of the transaction will be specified in a prospectus supplement.

The securities may be sold directly by us or through agents we designate from time to time at a fixed price or prices, which may be changed, or at varying prices determined at the time of sale. If agents are used in an offering, the names of the agents and the terms of the agency will be specified in a prospectus supplement. Unless otherwise indicated in a prospectus supplement, the agents will act on a best-efforts basis for the period of their appointment.

Dealers and agents named in a prospectus supplement may be deemed to be underwriters (within the meaning of the Securities Act) of the securities described therein. In addition, we may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resales thereof.

Underwriters, dealers and agents may be entitled to indemnification by us against specific civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof, under underwriting or other agreements. The terms of any indemnification provisions will be set forth in a prospectus supplement. Certain underwriters, dealers or agents and their associates may engage in transactions with and perform services for us in the ordinary course of business.

If so indicated in a prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by institutional investors to purchase securities pursuant to contracts providing for payment and delivery on a future date. We may enter contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutional investors. The obligations of any institutional investor will be subject to the condition that its purchase of the offered securities will not be illegal at the time of delivery. The underwriters and other agents will not be responsible for the validity or performance of such contracts.

Each series of securities will be a new issue of securities and will have no established trading market (other than our common stock). Any common stock sold pursuant to a prospectus supplement will be eligible for trading on NASDAQ, subject to official notice of issuance, or such other trading market as specified in a prospectus supplement. Any securities sold pursuant to a prospectus supplement, other than our common stock, may or may not be listed on a national securities exchange or approved for trading on any other trading market.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, legal matters related to the securities offered under this prospectus and any offerings made pursuant to this prospectus will be passed upon by Pepper Hamilton LLP. If legal matters in connection with any offerings made pursuant to this prospectus are passed upon by counsel other than Pepper Hamilton LLP, such counsel will be named in the prospectus supplement relating to such offering.

EXPERTS

The consolidated financial statements of Dollar Financial Corp. at June 30, 2009 and 2008, and for each of the three years in the period ended June 30, 2009, appearing in Dollar Financial Corp.’s Current Report on Form 8-K, filed on November 20, 2009, and the effectiveness of Dollar Financial Corp.’s internal control over financial reporting as of June 30, 2009, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Military Financial Services, LLC as of December 31, 2008 and for the year then ended incorporated by reference in this prospectus have been audited by Crowe Horwath LLP, independent auditors as stated in their report herein, and are so included in reliance upon the report of such firm given their authority as experts in accounting and auditing. The financial statements of Military Financial Services, LLC and its subsidiaries as of and for the year ended December 31, 2007, incorporated by reference in this prospectus, have been audited by McGladrey & Pullen, LLP, independent auditor, as stated in their report incorporated by reference herein.